SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

February 14, 2013

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period February 13, 2013 to February 14, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary

Date:	February 14, 2013

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange

Public Announcement 2013 – 3AWC

ALUMINA LIMITED SECURES STRATEGIC INVESTMENT OF A$452M BY CITIC

•	Strategic investment of A$452 million in Alumina by CITIC

•	Funds will be used primarily to repay bank debt

•	Vice Chairman and CEO of CITIC Resources Holdings Limited, Mr Chen Zeng, will be appointed to the Alumina Board

•	The placement has received all necessary approvals and is not subject to any conditions

Alumina Limited (“Alumina”) today announced that CITIC* will unconditionally subscribe, in aggregate, for 366,029,428 fully paid ordinary shares in Alumina, being 15% of Alumina’s current capital base, representing 13.04% of Alumina’s capital base following completion (the “Placement”). The Placement will raise approximately A$452 million based on an issue price of A$1.235 per share, which reflects a premium of approximately 3% to the closing price of Alumina shares on 13 February 2013 and a premium of 11% to the volume weighted average price of Alumina shares for the month ending 13 February 2013. The new shares issued under the Placement, which is to be completed in two tranches, today and by Monday 18 February 2013, will rank equally from allotment in all respects with existing Alumina shares.

The Placement introduces CITIC as a strategically aligned and financially strong long-term investor to the Alumina share register. The funds raised under the Placement will be applied by Alumina primarily to repay bank debt. Alumina’s net debt position will fall from approximately US$681 million currently to approximately US$216 million as a result of the Placement.

The Alumina board of directors intends to enlarge its board by appointing Mr Chen Zeng as a director. Mr Zeng is the Vice Chairman and CEO of CITIC Resources Holdings Limited, a company listed on the Hong Kong Stock Exchange. Following appointment, Mr Zeng would be subject to election at Alumina’s Annual General Meeting in May 2013.

Alumina Limited CEO, John Bevan, commented, “This secures a strategic, long-term investor at a premium to our recent share price. CITIC’s investment demonstrates their confidence in the alumina industry and their understanding of Alumina Limited’s unique position in the global market. We look forward to working with CITIC on ways to enhance the value of Alumina’s interest in the AWAC joint venture.

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

“CITIC has a long history of investment in the metals and mining industry in Australia. CITIC’s first Australian investment was in the AWAC joint venture’s Portland Aluminium Smelter in 1986 and it now owns a 22.5% stake in the Smelter. We look forward to the industry expertise and insight into the market that Mr Zeng will bring to the Board of Alumina Limited”.

Mr Zeng commented, “CITIC is a diversified energy and natural resources investment company with existing investment in the aluminium sector, so today’s investment in Alumina is a natural progression of our strategy. The Placement provides CITIC with the opportunity to invest in one of Australia’s leading companies with a world class, global portfolio of upstream mining and refining operations in the aluminium sector.”

Subscription Agreements

Alumina and CITIC have entered into two Subscription Agreements to give effect to the Placement. A full copy of each of the two Subscription Agreements is attached to this announcement.

CITIC’s investment in Alumina via the Placement has been approved by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act 1975 (Cth), and by the National Development and Reform Commission of the People’s Republic of China and other relevant Chinese regulatory authorities.

Flagstaff Partners is acting as financial adviser to Alumina.

ANZ Corporate Advisory is acting as financial adviser to CITIC.

Shareholder Enquiries

For investor enquiries:	For media enquiries:

John Bevan	Nerida Mossop
Chief Executive Officer	Hinton and Associates
Phone: +61 3 8699 2601	Phone: +61 3 9600 1979
john.bevan@aluminalimited.com	Mobile: +61 437 361 433

Chris Thiris
Chief Financial Officer
Phone: +61 3 8699 2607 chris.thiris@aluminalimited.com

About Alumina Limited

Alumina Limited is a leading Australian company listed on the ASX and the NYSE. Its strategy is to invest world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through the 40% ownership of Alcoa World Alumina & Chemicals (AWAC), the world’s largest alumina business. Our partner, Alcoa, owns the remaining 60% of AWAC and is the manager.

About CITIC

CITIC Group Corporation is a state-owned enterprise established in 1979 with the approval of the State Council of the People’s Republic of China and a large multinational conglomerate based in China. It has a full range of financial businesses, including banking, securities, insurance, trust, fund management, asset management and futures. It also has extensive interests in a number of other industries including real estate and regional development, project contracting, infrastructure, resources and energy, machinery manufacturing, IT and high-tech industries. CITIC Limited, a wholly-owned subsidiary of CITIC Group Corporation, was established on 27 December 2011 to hold most of CITIC’s operating assets.

CITIC Group Corporation indirectly holds approximately 59% of CITIC Resources Holdings Limited, a company listed on the Hong Kong Stock Exchange with a market capitalisation of approximately A$1.2bn (HK$9.3bn).

* The subscribers are CITIC Resources Australia Pty Ltd, an indirect wholly-owned subsidiary of CITIC Resources Holdings Limited, and Bestbuy Overseas Co., Ltd, an indirect wholly-owned subsidiary of CITIC Limited.

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to, or for the account or benefit of, any “U.S. person” (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”)) (“U.S. Persons”). The securities to be issued in the Placement and the Entitlement Offer have not and will not be registered under the U.S. Securities Act. Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons unless the securities have been registered under the U.S. Securities Act or in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act.

Important information

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011.

/s/ Stephen Foster
Stephen Foster
Company Secretary

14 February 2013

Subscription Agreement

Alumina Limited

CITIC Resources Holdings Limited

CITIC Resources Australia Pty Ltd

Agreement for the subscription for ordinary shares to be

issued by Alumina Limited

Allens

101 Collins Street

Melbourne VIC 3000

Tel +61 3 9614 1011

Fax +61 3 9614 4661

www.allens.com.au

© Copyright Allens, Australia 2013

Allens is an independent partnership operating in alliance with Linklaters LLP.

Subscription Agreement

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Date	14 February 2013

Parties

1.	Alumina Limited (ABN 85 004 820 419) of Level 12, IBM Centre, 60 City Road, Southbank, Victoria, Australia (the Company).

2.

CITIC Resources Holdings Limited (incorporated in Bermuda) having its registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and having its principal place of business at Suites 3001-3006, 30/F, One Pacific Place, 88 Queensway, Hong Kong SAR (Holdco).

3.	CITIC Resources Australia Pty Ltd (ACN 107 652 817) of CITIC House, Level 7, 99 King Street, Melbourne, Victoria, Australia (the Subscriber).

Recitals

A	The Subscriber agrees to subscribe for the Subscription Shares on the terms and conditions of this Agreement.

It is agreed as follows.

1.	Definitions and Interpretation

1.1	Definitions

The following definitions apply in this Agreement unless the contrary intention appears or the context otherwise requires.

ASIC means the Australian Securities and Investments Commission.

Associate means, in relation to a person, an associate (within the meaning given in sections 12 to 17 of the Corporations Act) of the person in relation to the Company.

ASX means ASX Limited (ABN 98 008 624 691) and, where the context requires, its Related Bodies Corporate, or the financial market known as ‘ASX’ operated by ASX Limited.

Authorisation means:

(a)	an authorisation, consent, licence, declaration, approval, exemption or waiver, however it is described; and

(b)	in relation to anything that could be prohibited or restricted by law if a Government Agency acts in any way within a specified period, the expiry of that period without that action being taken,

including any renewal or amendment of any of the above.

AWAC Joint Venture means the Alcoa World Alumina and Chemicals joint venture.

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AWAC Joint Venture Agreement means all those agreements governing the establishment and operation of the AWAC Joint Venture, including but not limited to the following key agreements:

(a)	the Formation Agreement dated 21 December 1994 between, among others, Alcoa Inc. and the Company;

(b)	the Charter of the Strategic Council dated 21 December 1994 between Alcoa Inc. and the Company; and

(c)	the Shareholders Agreement regarding Alcoa of Australia Limited dated 10 May 1996 between Alcoa Australian Holdings Pty Ltd (as successor to Alcoa International Holdings Company) and the Company.

Bank Account means the bank account established in the name of “Alumina Limited” with Australia and New Zealand Banking Group Limited, the details of which are as follows.

Address: Cnr Queen & Creek Streets, Brisbane Qld 4000, Australia

Swift ID: ANZBAU3M

BSB Number: 014 002

Account Number: 8373-16664

Board means the board of directors of the Company.

Business Day has the meaning given in the Listing Rules.

Company Securities means:

(a)	any shares in or other securities of the Company, or any securities convertible into shares in or other securities of the Company; or

(b)	any legal or equitable interest in such shares or securities.

Confidentiality Deed means the deed of that name entered into between Holdco and the Company on 31 July 2012.

Corporations Act means the Corporations Act 2001 (Cth).

Disclosure Material means all information disclosed by, or on behalf of, the Company to Holdco, the Subscriber or any of their respective Related Bodies Corporate in connection with the Subscriber’s proposed investment in the Company, including information relating to the business, assets or affairs of the Company or any of its Related Bodies Corporate or any of the entities of the AWAC Joint Venture, and all past, current and prospective financial, accounting, legal, trading, marketing, technical and business information.

Dispose means, in relation to a Share (or any interest in the Share), to enter into a transaction:

(a)	which results in a person other than the registered holder of the Share:

(i)	acquiring or having any equitable or beneficial interest in the Share, including an equitable interest arising under a declaration of trust, an agreement for sale and purchase or an option agreement or an agreement creating a charge or other Security Interest over the Share; or

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(ii)	having any financial interest in, or economic exposure to, a Share, but only in circumstances where the transaction creating that interest or exposure arises through entry into an equity swap or derivative; or

(iii)	acquiring or having any rights of pre-emption, first refusal or other direct or indirect control over the disposal of the Share; or

(iv)	acquiring or having any rights of direct or indirect control over the exercise of any voting rights or rights to appoint directors attaching to the Share; or

(b)	which results in a person other than the registered holder of the Share otherwise acquiring or having legal or equitable rights against the registered holder of the Share (or against a person who directly or indirectly controls the affairs of the registered holder of the Shares) which have the effect of placing the other person in substantially the same position as if the person had acquired a legal or equitable interest in the Share itself, but excludes a transaction permitted by this Agreement, and Disposal has a corresponding meaning.

FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth).

Government Agency means any:

(a)	government or governmental, semi-governmental or judicial entity; or

(b)	minister, department, office, commission, delegate, instrumentality, agency, board or authority of any government.

It also includes any regulatory organisation established under statute or any stock exchange.

HKSX means The Stock Exchange of Hong Kong Limited.

HKSX Listing Rules means the Rules Governing the Listing of Securities on the HKSX.

Insolvency Event means any of the following events in relation to a party:

(a)	a liquidator, receiver, receiver and manager, administrator, official manager or other controller (as defined in the Corporations Act), trustee or controlling trustee or similar official is appointed over any of the property or undertaking of the party;

(b)	the party is, or becomes unable to, pay its debts when they are due or is or becomes unable to pay its debts within the meaning of the Corporations Act, or is presumed to be insolvent under the Corporations Act;

(c)	something having a substantially similar effect to (a) or (b) happens in connection with the party under the law of any jurisdiction;

(d)	the party stops or suspends or threatens to stop or suspend payment of all or a class of its debts;

(e)	the party ceases to carry on business; or

(f)	an order is made for the administration, winding up or liquidation of the party or a resolution is passed to liquidate the party, otherwise than for the purpose of an amalgamation or reconstruction.

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Listing Rules means the Listing Rules of the ASX (including the ASX Settlement Operating Rules, the ASX Operating Rules and the ASX Clear Operating Rules) as waived or modified by the ASX in respect of the Company in any particular case.

Placement Settlement Time means 2.00 pm on the date of this Agreement.

Prescribed Percentage means:

(a)	for the period of 24 months from the date of this Agreement – 15.0%; and

(b)	thereafter – 19.99%.

Professional or Sophisticated Investor means a category of investor under sections 708(8) or 708(11) of the Corporations Act to whom an offer of a body’s securities can be made without disclosure.

Representative means an employee, agent, officer, director, sub-contractor, professional adviser, lawyer, investment bank, accountant, auditor or other person who may be employed or engaged by the Company to act for it, or on its behalf.

Security Interest includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind or any other right of, or arrangement with, any creditor to have its claim satisfied in priority to other creditors with, or from the proceeds of, any asset. It includes retention of title other than in the ordinary course of day to day trading and a deposit of money by way of security but it excludes a charge or lien arising in favour of a Government Agency by operation of statute unless there is default in payment of money secured by that charge or lien.

Shares means fully paid ordinary shares in the capital of the Company.

Subscription Amount means $271,227,806.40.

Subscription Shares means 219,617,657 Shares.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply in interpreting this Agreement unless the contrary intention appears or the context otherwise requires.

(a)	The singular includes the plural and the converse.

(b)	A gender includes all genders.

(c)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e)	A reference to a clause is a reference to a clause of this Agreement.

(f)	A reference to time is a reference to the time in Melbourne, Victoria, Australia.

(g)	A reference to a party to this Agreement or another agreement or document includes the party’s successors and substitutes or assigns.

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(h)	A reference to any agreement or document is to the agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by this Agreement.

(i)	A reference to legislation or to a provision of legislation includes a modification or re-enactment of or substitution for it and a regulation or statutory instrument issued under it.

(j)	A reference to dollars and $ is a reference to the lawful currency of Australia.

(k)	A reference to writing includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

(l)	A reference to conduct includes an omission, statement or undertaking, whether or not in writing.

(m)	A reference to includes or including means includes, without limitation, or including, without limitation, respectively.

(n)	Unless stated otherwise, one provision does not limit the effect of another.

(o)	All obligations in this Agreement are to be performed duly and punctually.

(p)	A term or expression starting with a capital letter which is defined in the Corporations Act but is not defined in this Agreement, has the meaning given in the Corporations Act.

1.3	Business Days

If the day on or by which a person must do something under this Agreement is not a Business Day:

(a)	if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

(b)	in any other case, the person must do it on or by the previous Business Day.

2.	Subscription Shares

2.1	Subscription

The Subscriber will subscribe, and the Company will issue to the Subscriber, the Subscription Shares at or about the Placement Settlement Time for the Subscription Amount.

2.2	Use of Subscription Amount

The Company must use the funds paid to it by the Subscriber as the Subscription Amount for the general corporate purposes of the Company and its Related Bodies Corporate.

2.3	Agreement to serve as application

On execution of this Agreement by all parties, this Agreement serves as an application by the Subscriber to subscribe for the Subscription Shares and it will not be necessary for the Subscriber to provide a separate application form to the Company for the Subscription Shares. The Subscriber agrees to be bound by the constitution of the Company upon the issue of the Subscription Shares.

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2.4	Settlement and allotment of Subscription Shares

(a)	The Subscriber must pay the Subscription Amount in Australian dollars to the Company in immediately available funds to the Company’s Bank Account at or before the Placement Settlement Time.

(b)	The funds received by the Company from the Subscriber under clause 2.4(a) must be held by or on behalf of the Company in trust for the Subscriber pending the issue of the Subscription Shares to the Subscriber.

(c)	At or about the Placement Settlement Time, in consideration for the Subscriber applying for the Subscription Shares and paying the Subscription Amount to the Company, the Company must issue the Subscription Shares to the Subscriber. The obligation of the Company to issue the Subscription Shares to the Subscriber is conditional on the Subscriber paying the Subscription Amount to the Company at or before the Placement Settlement Time.

3.	Rights Attaching to Shares and Quotation

3.1	Rights attaching to the Shares

When issued, the Subscription Shares will:

(a)	be issued free from any Security Interest;

(b)	be credited as fully paid; and

(c)	rank equally in all respects with the existing Shares on issue.

3.2	Quotation

In respect of the Subscription Shares, the Company must:

(a)	on or before their day of issue:

(i)	cause the Company’s share register to register the Subscriber as the holder of the Subscription Shares; and

(ii)	apply for, and do everything the ASX reasonably requires to obtain, quotation of the Subscription Shares on the ASX; and

(b)	no later than 7 days after their day of issue, cause the Company’s share register to provide the Subscriber with a holding statement or other confirmation stating its shareholding in the Company.

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4.	Undertakings

4.1	The Company’s undertakings

The Company will:

(a)	at all times, be in compliance with all material obligations imposed on it under the Listing Rules and the Corporations Act;

(b)	prepare and lodge on a prompt and timely basis all documents required by the Listing Rules and the Corporations Act as necessary for the consummation of the transactions contemplated by this Agreement;

(c)	use all reasonable efforts to co-operate with the Subscriber and Holdco to prepare all announcements, circulars and other documents as are required to be issued by Holdco under the HKSX Listing Rules in connection with the execution, delivery and performance of this Agreement and the transactions contemplated by it (to the extent that such documents relate to the Company), and otherwise to enable Holdco to comply with its obligations under the HKSX Listing Rules; and

(d)	use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated by this Agreement.

4.2	The Subscriber’s and Holdco’s undertakings

(a)	The Subscriber and Holdco will use all reasonable efforts to co-operate with the Company and its Representatives to prepare all documents to be lodged by the Company with the ASX in connection with the execution, delivery and performance of this Agreement and the transactions contemplated by it (to the extent that such documents relate to the Subscriber or Holdco, respectively).

(b)	The Subscriber and Holdco will use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated by this Agreement.

5.	On-sale of Subscription Shares

5.1	Issue without disclosure document

As no formal disclosure document (such as a prospectus) will be lodged with ASIC for the issue of the Subscription Shares, the Subscription Shares will only be offered and issued to a person that is a Professional or Sophisticated Investor.

5.2	Acknowledgements and confirmations by the Subscriber and Holdco

The Subscriber and Holdco acknowledge:

(a)	that section 707(3) of the Corporations Act imposes certain restrictions on the capacity of a person to whom securities have been issued other than pursuant to a formal disclosure document to on-sell those securities within 12 months after their issue;

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(b)	that this Agreement imposes no obligation on the Company, whether express or implied, to assist the Subscriber to on-sell the Subscription Shares, including by way of a disclosure document or a notice under section 708A(5)(e) of the Corporations Act; and

(c)	that the Company is not issuing the Subscription Shares for the purposes of the Subscriber selling or transferring them, or granting, issuing or transferring interests in, or options or warrants over, them, and that the Company requires that the Subscriber acquires the Subscription Shares as an investment to be held for at least the medium term (ie longer than 12 months), subject to the terms of this Agreement.

The Subscriber further confirms that it is not subscribing for the Subscription Shares for the purposes of selling or transferring them, or granting, issuing or transferring interests in, or options or warrants over, them within the period of 12 months from the date of this Agreement.

6.	Representations and Warranties

6.1	By all parties

Each party represents and warrants to the other parties that each of the matters set out in Part 1 of the Schedule, in so far as it relates to itself, is true, accurate and not misleading as at the date of this Agreement and immediately prior to the issue of the Subscription Shares.

6.2	By the Company

The Company represents and warrants to the Subscriber and Holdco that each of the matters set out in Part 2 of the Schedule is true, accurate and not misleading as at the date of this Agreement.

6.3	By the Subscriber and Holdco

The Subscriber and Holdco severally represent and warrant to the Company that each of the matters set out in Part 3 of the Schedule, in so far as it relates to itself, is true, accurate and not misleading as at the date of this Agreement and immediately prior to the issue of the Subscription Shares.

6.4	Independence

Each of the paragraphs set out in the Schedule shall be construed independently and no paragraph shall be limited by implications arising from any other paragraph.

6.5	Reliance

Each party acknowledges that each other party has executed this Agreement and agreed to take part in the transactions that this Agreement contemplates in reliance on the representations and warranties that are made in clauses 6.1 to 6.3.

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6.6	Acknowledgments

The Subscriber and Holdco acknowledge and agree that:

(a)	except as expressly set out in this Agreement, neither the Company, its Representatives nor any other person acting on behalf of or associated with the Company has made any representation, given any advice or given any warranty or undertaking, promise or forecast of any kind in relation to the Subscription Shares, the Company, the Disclosure Material or this Agreement;

(b)	without limiting paragraph (a), no representation, no advice, no warranty, no undertaking, no promise and no forecast is given in relation to:

(i)	any economic, fiscal or other interpretations or evaluations by the Company or any person acting on behalf of or associated with the Company or any other person; or

(ii)	future matters, including future or forecast costs, prices, revenues or profits;

(c)	without limiting paragraph (a) or (b), and except for the statements made in the Schedule, no statement or representation by the Company or its Representatives:

(i)	has induced or influenced the Subscriber or Holdco to enter into this Agreement or agree to any or all of its terms;

(ii)	has been relied on in any way as being accurate by the Subscriber or Holdco;

(iii)	has been warranted to the Subscriber or Holdco as being true; or

(iv)	has been taken into account by the Subscriber or Holdco as being important to its decision to enter into this Agreement or agree to any or all of its terms; and

(d)	without limiting paragraph (a), (b) or (c), to the maximum extent permitted by law neither the Company, its Representatives nor any other person acting on behalf of or associated with the Company (each, a Relevant Person) is liable in any way for, and each of the Subscriber and Holdco unconditionally and irrevocably releases each Relevant Person from any liability for and waives any right to make any claim in respect of, any inaccuracy, incompleteness or other defect in any information relating to future matters (if any) provided in the Disclosure Material (including without limitation information (if any) as to future or forecast costs, prices, revenues, profits or dividends) by a Relevant Person to (or for the benefit of) the Subscriber, Holdco, any of their Related Bodies Corporate or any of their respective employees, officers, advisers or agents, including liability in negligence or other tort, or for misrepresentation or misleading and deceptive conduct.

6.7	Notice of breach

(a)	The Company undertakes to the Subscriber and Holdco that it will notify them as soon as practicable after it becomes aware of a breach of any representation or warranty under clause 6.1 relating to it or of any representation or warranty under clause 6.2 or any undertaking given by it in this Agreement.

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(b)	The Subscriber and Holdco each undertakes to the Company that it will notify the Company as soon as practicable after it becomes aware of a breach of any representation or warranty under clause 6.1 relating to it or of any representation or warranty under clause 6.3 or any undertaking given by it in this Agreement.

6.8	Survival

The representations and warranties given by a party under this Agreement shall not merge upon completion of the transactions contemplated by this Agreement.

7.	Shareholding

7.1	No insider trading

The Subscriber and Holdco each acknowledges that some of the Disclosure Material may be ‘inside information’ within the meaning of Part 7.10, Division 3 of the Corporations Act in relation to Company Securities. Without limiting anything else in this Agreement, each of the Subscriber and Holdco must not do, and must each ensure that none of its directors, officers, employees or Related Bodies Corporate does, anything which results or could result in the Subscriber, Holdco or their respective directors, officers, employees or Related Bodies Corporate or the Company being in breach of any provision of Part 7.10, Division 3 of the Corporations Act, including by dealing or causing any person to deal in any Company Securities.

7.2	Acquisition of Shares

(a)	Subject to clause 7.2(b), each of the Subscriber and Holdco must:

(i)	not undertake any action;

(ii)	procure that its Subsidiaries do not undertake any action; and

(iii)	use its best endeavours to procure that its other Related Bodies Corporate, and its reasonable endeavours to procure that its other Associates, do not undertake any action,

that would result in:

(iv)	the aggregate Voting Power (without duplication) of the Subscriber, CITIC Group Corporation
( of Capital Mansion, 6 Xinyuannanlu, Chaoyang District, Beijing 100004, China) and their respective Related Bodies Corporate (the Relevant Entities and each a Relevant Entity) in the Company exceeding (or further exceeding) the Prescribed Percentage; or

(v)

the aggregate economic interests (without duplication) in, or exposure to, the Company of the Relevant Entities and their respective Associates exceeding (or further exceeding) that attaching to Shares which represent the Prescribed Percentage of the share capital of the Company from time to time, including through entry into any derivative, swap, option or any other financial instrument or arrangement,

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without the prior written approval of the Company and, if such approval is granted, only to the extent of such approval.

(b)	The restriction in paragraph (a) shall not apply:

(i)	to acquisitions pursuant to a takeover bid by a Relevant Entity or an Associate of a Relevant Entity in respect of all issued Shares, where that bid is made:

(A)	after a third party (not being a Relevant Entity or an Associate of a Relevant Entity) has made a takeover bid in respect of all issued Shares which was not solicited by a Relevant Entity or an Associate of a Relevant Entity (Third Party Bid), offers under that Third Party Bid remain capable of acceptance and a majority of the Board has recommended that holders of Shares accept such offers; or

(B)	after the Company has proposed a scheme of arrangement under Part 5.1 of the Corporations Act pursuant to which a third party (not being a Relevant Entity or an Associate of a Relevant Entity) would acquire all Shares not already held by it, and the Company has not ceased to prosecute that scheme of arrangement;

(ii)	to acquisitions pursuant to a capital raising by the Company, including:

(A)	a dividend reinvestment plan (other than in the capacity of sub-underwriter of such a plan);

(B)	a pro-rata offer to its shareholders (to the extent only of the pro rata interest of a Relevant Entity or an Associate of a Relevant Entity); or

(C)	a share purchase plan of the Company; or

(iii)	to increases in the aggregate Voting Power (without duplication) of the Relevant Entities in the Company above the Prescribed Percentage as a direct result of a reduction in the number of Shares on issue (for example, if a Relevant Entity does not participate in a Share buy-back by the Company).

(c)	If, before the expiration of 24 months from the date of this Agreement, the Subscriber is interested in acquiring more shares in the Company but would be prevented from doing so under clause 7.2(a), the Company and the Subscriber will have discussions in good faith and the Company will give consideration to increasing the Prescribed Percentage and permitting such an acquisition on the basis of such terms and timing as may be agreed at the time between the Company and the Subscriber.

(d)	If the Company proposes to issue any Shares or securities convertible into Shares before or after the expiration of 24 months from the date of this Agreement by way

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of a placement (Further Placement) and, at that time, the Relevant Entities hold in aggregate full legal and beneficial interests in at least 7.5% of all Shares then on issue, then, except to the extent that the Board considers its fiduciary or statutory duties require otherwise, the Company and the Subscriber will have discussions in good faith and the Company will give consideration to the Subscriber or one or more of its Related Bodies Corporate participating in that Further Placement (on the same terms and conditions as any other participant in the Further Placement and otherwise subject to the ASX Listing Rules and Australian law) in such a manner as to prevent the Subscriber’s Voting Power in the Company from being diluted as a result of the Further Placement.

7.3	Restriction on Disposal of Shares

(a)	Subject to clauses 7.3(c) and 7.4, each of the Subscriber and Holdco must not, and must procure that its Subsidiaries do not, Dispose of any Subscription Shares at any time before the expiration of 24 months from the date of this Agreement without the prior written approval of the Company and, if such approval is granted, only to the extent of such approval.

(b)	If the Subscriber wishes to Dispose of any Subscription Shares before the expiration of 24 months from the date of this Agreement but would be prevented from doing so under clause 7.3(a), the Subscriber and the Company will have discussions in good faith and the Company will give consideration to permitting such a Disposal on the basis of such terms and timing as may be agreed at the time between the Company and the Subscriber.

(c)	Clause 7.3(a) does not restrict a Disposal occurring at least 12 months after the date of this Agreement, where such Disposal:

(i)	involves the grant of a Security Interest in respect of the Subscription Shares in connection with any financing arrangement entered into by the Subscriber or any of its Related Bodies Corporate, provided that the provider of that financing arrangement does so, and obtains the Security Interest, in the ordinary course of its financial services business and not pursuant to, or part of, any transaction or proposal for a person to acquire a Relevant Interest in 20% or more of all Shares then on issue or of the total number of any other Company Securities; or

(ii)	is made to a Related Body Corporate of the Subscriber, provided that clause 7.3(d) (to the extent applicable) is first complied with.

(d)	Prior to the Subscriber, Holdco or any of their respective Subsidiaries Disposing of any Subscription Shares, whether before or after the expiration of 24 months from the date of this Agreement, to a Related Body Corporate of the Subscriber that is not a Subsidiary of the Subscriber (the Transferee), the Transferee and any Related Body Corporate of the Transferee specified by the Company (acting reasonably) must execute a deed with the Company and Holdco agreeing to be bound by the obligations imposed on the Subscriber and Holdco (as applicable) in this Agreement. The Subscriber and Holdco will remain liable to the Company for any subsequent breach of this Agreement by the Transferee.

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(e)	Holdco shall procure that if any Subsidiary of Holdco that holds Subscription Shares ceases to be a Subsidiary of Holdco, prior to that entity ceasing to be a Subsidiary of Holdco the entity transfers its Subscription Shares to Holdco or another Subsidiary of Holdco.

7.4	Permitted Disposals of Shares

The Subscriber, Holdco and each of their respective Subsidiaries may Dispose of all or any of the Subscription Shares at any time pursuant to:

(a)	the acceptance of an offer made in connection with a takeover bid for all issued Shares where that bid is made after a third party (not being a Relevant Entity or an Associate of a Relevant Entity) has made a takeover bid and:

(i)	the third party has acquired a Relevant Interest in more than 50% of all Shares; or

(ii)	a majority of the Board has recommended that the third party’s bid be accepted;

(b)	a scheme of arrangement under Part 5.1 of the Corporations Act between the Company and its members (and, for the avoidance of doubt, Relevant Entities and their Associates are not precluded from voting at a meeting to approve such scheme of arrangement); or

(c)	a buy-back of Shares by the Company.

7.5	Remedies

If the Subscriber or Holdco contravenes any provision of this clause 7, the Company may take any action lawfully available to it to remedy that contravention.

7.7	Exception for CITIC Securities Company Limited

Clause 7.2(a) shall not apply to increases in Voting Power or aggregate economic interests in, or exposure to, the Company arising solely as a result of action undertaken by CITIC Securities Company Limited (of CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing 100125, China) or any of its Subsidiaries:

(a)	in the ordinary course of its business of providing financial or securities services; and

(b)	not pursuant to, or part of, any transaction or proposal for a person to acquire a Relevant Interest in 20% or more of all Shares then on issue or of the total number of any other Company Securities; and

(c)	not undertaken on behalf of a Relevant Entity or an Associate of a Relevant Entity.

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8.	Board Representation

(a)	The Company will procure that, by no later than 15 March 2013, the Board appoints one nominee of the Subscriber as a director to fill one of the existing casual vacancies on the Board.

(b)	The Company will use best endeavours to procure that the Board supports, and seeks shareholder approval for, the election of the nominee referred to in paragraph (a) to the Board at the first general meeting of the Company convened after the appointment of that nominee to the Board (subject to compliance by the directors of the Company with their statutory and fiduciary duties).

(c)	Any nominee elected by shareholders will be subject to re-election as required by the Listing Rules or the constitution of the Company, but the Company will use best endeavours to procure that the Board supports, and seeks shareholder approval to, any such re-election subject to:

(i)	the Relevant Entities continuing to hold in aggregate full legal and beneficial interests in at least 7.5% of all Shares then on issue; and

(ii)	compliance by the directors of the Company with their statutory and fiduciary duties.

(d)	If the Relevant Entities cease to hold in aggregate full legal and beneficial interests in at least:

(i)	10% of all Shares then on issue – the Company, Holdco and the Subscriber will have discussions in good faith for the purposes of determining whether Holdco and the Subscriber wish to remain a medium to long term investor in the Company and accordingly, whether it is appropriate for the Subscriber and/or Holdco to continue to have a nominee appointed to the Board; and

(ii)	7.5% of all Shares on issue, and that continues for a period of at least six weeks – Holdco and the Subscriber must use best endeavours to procure that any nominee of the Subscriber and/or Holdco that has been appointed as a director of the Company resigns from that position as soon as is practicable.

9.	Termination

9.1	Termination by the Subscriber and Holdco

The Subscriber and Holdco may jointly (but not severally) terminate their obligations under this Agreement (but only to the extent that such obligations have not been performed as at the date of termination) at any time prior to the issue of any Subscription Shares by notice to the Company if:

(a)	any of the representations and warranties made by the Company in the Schedule is not true and correct or is misleading in any material respect as at the date of this Agreement or immediately prior to the issue of the Subscription Shares;

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(b)	an Insolvency Event occurs in relation to the Company or any of its Related Bodies Corporate;

(c)	an Insolvency Event occurs in relation to any of the entities of the AWAC Joint Venture that are material to the business and operations of the AWAC Joint Venture;

(d)	the AWAC Joint Venture is dissolved, or the relevant parties issue a valid notice or otherwise initiate formal steps in accordance with the AWAC Joint Venture Agreement to terminate or dissolve the AWAC Joint Venture;

(e)	the Company is in material breach of the AWAC Joint Venture Agreement; or

(f)	the Company is prohibited from proceeding with the issue of the Subscription Shares by order from ASIC or any other Australian and United States regulatory body or Australian or United States court order.

9.2	Termination by the Company

The Company may terminate its obligations under this Agreement (but only to the extent not yet performed) at any time prior to the issue of any Subscription Shares by notice to the Subscriber and Holdco if:

(a)	any of the representations and warranties made by the Subscriber or Holdco in the Schedule is not true and correct or is misleading in any material respect as at the date of this Agreement or immediately prior to the issue of the Subscription Shares;

(b)	the Company is prohibited from proceeding with the issue of any Subscription Shares by order from ASIC or any other Australian or United States regulatory body or Australian or United States court order;

(c)	an Insolvency Event occurs in relation to the Subscriber; or

(d)	the Subscriber does not pay the Subscription Amount to the Company in accordance with clause 2 at or before the Placement Settlement Time.

10.	General

10.1	Costs

Each party must bear its own costs arising out of the negotiation, preparation and execution of this Agreement.

10.2	Governing law

This Agreement is governed by the laws of Victoria, Australia. The parties submit to the non-exclusive jurisdiction of courts exercising jurisdiction there, and agree that they will not object to the venue or claim that the relevant action or proceedings have been brought in an inconvenient forum.

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10.3	Process agent

(a)	Holdco irrevocably:

(i)	nominates the Subscriber as its agent to receive service of process or other documents in any action or proceedings in the courts of Australia; and

(ii)	agrees that service on that agent or any other person appointed under paragraph (b) will be sufficient service on it.

(b)	Holdco shall ensure that its process agent remains authorised to accept service on its behalf. If the process agent ceases to have an office in the place specified, Holdco shall ensure that there is another person in Australia acceptable to the Company to receive process on its behalf and shall promptly notify the Company of the appointment of that other person.

10.4	GST

(a)	Terms used in this clause 10.4 have the same meaning as the meaning given to those terms in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) and related imposition Acts. GST Amount means in relation to a Taxable Supply the amount of GST payable on that Taxable Supply.

(b)	If GST is payable on a Taxable Supply made under, by reference to or in connection with this Agreement, the party providing the Consideration for that Taxable Supply must also pay the GST Amount as additional Consideration. No payment is required until the supplier has provided a Tax Invoice. This clause does not apply to the extent that the Consideration for the Taxable Supply is expressly stated to be GST inclusive.

(c)	Any reference in the calculation of any indemnity, reimbursement or similar amount to a cost, expense or other liability incurred by a party, must exclude the amount of any Input Tax Credit entitlement in relation to the relevant cost, expense or other liability.

(d)	This clause 10.4 will continue to apply after expiration or termination of this Agreement.

10.5	Confidentiality Deed

(a)	Subject to paragraph (b) and clause 10.6, the Subscriber agrees to abide by the obligations imposed on Holdco under the Confidentiality Deed as if it were a party to that Deed.

(b)	Holdco and the Company agree to amend the Confidentiality Deed by deleting clauses 6.2 to 6.4 and 7 of that deed.

10.6	Public announcements

(a)

Subject to paragraph (b), a party must not make any public announcement or statement concerning this Agreement or its terms or effect (or, in the case of the Company, concerning the Subscriber or Holdco) without the prior approval of the

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other parties except to the extent (and only to the extent) it is unable to do so as a result of applicable legislation or other legal requirement or under the rules or regulations of any recognised stock exchange which are applicable to the disclosure. Subject to any requirements of law and paragraph (b), the parties must use their reasonable endeavours to agree on the wording and timing of all public announcements and statements by them in connection with this Agreement and its subject matter before the relevant announcement or statement is made.

(b)	The initial public announcement by the Company to the ASX, and the initial public announcement by Holdco to the HKSX, in relation to the subject matter contemplated by this Agreement shall be substantially in the forms set out in the Annexure. It is agreed and acknowledged that, together with or subsequent to the initial public announcements, each party may disclose this Agreement in its entirety to the ASX or the HKSX (as the case may be) and/or make it available for inspection by the public in accordance with the Listing Rules and the HKSX Listing Rules (as the case may be) and that the consent of the other parties shall not be required to such disclosure.

11.	Notices

11.1	How to give a notice

A notice, consent, approval, waiver or other communication under this agreement is only effective if it is:

(a)	in writing, signed by or on behalf of the person giving it;

(b)	addressed to the person to whom it is to be given; and

(c)	either:

(i)	delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person’s address; or

(ii)	sent by fax to that person’s fax number and the machine from which it is sent produces a report that states that it was sent in full.

11.2	When a notice is given

A notice, consent approval, waiver or other communication that complies with this clause is regarded as given and received:

(a)	if it is delivered or sent by fax:

(i)	by 5pm (local time in the place of receipt) on a Business Day – on that day; or

(ii)	after 5pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day – on the next Business Day; and

(b)	if it is sent by mail – on actual receipt.

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11.3	Address for notices

A person’s address and fax number are those set out below, or as the person notifies the sender:

Company
Address:	Level 12, IBM Centre, 60 City Road, Southbank, Victoria 3006, Australia
Fax number:	+61 3 8699 2650
Attention:	Company Secretary

Holdco
Address:	Suites 3001-3006, 30/F, One Pacific Place, 88 Queensway, Hong Kong
Fax number:	+852 2815 9723
Attention:	Chief Executive Officer/Secretary

Subscriber
Address:	CITIC House, Level 7, 99 King Street, Melbourne, Victoria 3000, Australia
Fax number:	+61 3 9614 8800
Attention:	Chief Financial Officer / Company Secretary

12.	Acknowledgments

12.1	Rights personal

The Subscriber and Holdco acknowledge that the offer for the Subscriber to subscribe for the Subscription Shares is personal to the Subscriber, and the Subscriber and Holdco may not assign, transfer or otherwise deal with their rights or obligations under this Agreement without the prior written consent of the Company.

12.2	No waiver

No acquiescence, waiver or other indulgence granted by a party to any other party will in any way discharge or relieve that other party from any of its other obligations under this Agreement.

12.3	Several and not joint liability

Holdco shall not be liable to the Company or any other party for any breach of this Agreement by the Subscriber, except to the extent that this Agreement expressly imposes on Holdco an obligation to procure (or to use any endeavours to procure) that the Subscriber does or does not do any thing, whether by reference specifically to the Subscriber or by reference to the Subscriber as a Subsidiary, Related Body Corporate or Associate of Holdco, and except to the extent that any other obligation of Holdco under this Agreement to do any thing or take any action would require Holdco to procure that the Subscriber does any things or takes any action.

12.4	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will be ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That will not invalidate the remaining provisions of this Agreement nor affect the validity or enforceability of that provision in any other jurisdiction.

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12.5	Extent of obligations

If any payment under this Agreement becomes void by any statutory provision or otherwise, the obligations of the party that made the payment will be taken not to have been discharged in respect of that payment and the parties shall be restored to the rights which each respectively would have had if that payment had not been made.

12.6	Entire agreement

This Agreement and the Confidentiality Deed (as amended by this Agreement) contain the entire agreement of the parties with respect to their subject matter. They set out the only conduct relied on by the parties and supersedes all earlier conduct by the parties with respect to their subject matter.

12.7	Further assurances

Each party must do all things necessary to give full effect to this Agreement and the transactions contemplated by this Agreement.

12.8	No merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing a transaction.

12.9	Counterparts

(a)	This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

(b)	If a party executes this Agreement and provides a signed copy to the other parties (including a copy that is faxed or an original or copy in PDF format that is transmitted by email), any subsequent failure or delay in providing the other parties with an original signed counterpart shall in no way invalidate its agreement or otherwise impugn the ability of the other parties to proceed in reliance on the existence of a binding agreement.

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Executed as an agreement.

Executed in accordance with section 127 of the Corporations Act 2001 by Alumina Limited:

/s/ GEORGE JOHN PIZZEY	/s/ JOHN BEVAN
Director Signature	Director/Secretary Signature

GEORGE JOHN PIZZEY	JOHN BEVAN
Print Name	Print Name

Executed by CITIC Resources Holdings Limited by its duly authorised signatories:

/s/ CHEN ZENG	/s/ TING HU GUO
Signature of authorised signatory	Signature of authorised signatory

CHEN ZENG	TING HU GUO
Print Name	Print Name

Executed in accordance with section 127 of the Corporations Act 2001 by CITIC Resources Australia Pty Ltd:

/s/ CHEN ZENG	/s/ TING HU GUO
Director Signature	Director/Secretary Signature

CHEN ZENG	TING HU GUO
Print Name	Print Name

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Schedule

Warranties

Part 1: By the Parties

(a)	(Status) It is a company limited by shares under the laws of the place of its incorporation.

(b)	(Capacity) It has full legal capacity and power to enter into this Agreement and to carry out the transactions contemplated by this Agreement.

(c)	(Corporate authority) It has taken all corporate action that is necessary or desirable to authorise its entry into this Agreement and its carrying out of the transactions that this Agreement contemplates.

(d)	(Authorisation) It holds each Authorisation that is necessary to:

(i)	execute this Agreement and to carry out the transactions that this Agreement contemplates;

(ii)	ensure that this Agreement is legal, valid, binding and admissible in evidence; and

(iii)	enable it to properly carry on its business,

and it is complying with any conditions to which any of these Authorisations is subject.

(e)	(Agreement effective) This Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms subject to any necessary stamping or registration.

Part 2: By the Company

(a)	(Subscription Shares) On the issue of the Subscription Shares to the Subscriber in accordance with this Agreement, full beneficial and legal title in the Subscription Shares will vest in the Subscriber.

(b)	(Share capital) There are 2,440,196,187 Shares on issue as at the date of this Agreement. There is not outstanding any right (whether present, or future and whether contingent or not) granted by the Company or any of its Related Bodies Corporate under which any person may call for the allotment or issue of any shares in the Company (including option and conversion rights, but excluding any right granted under an employee incentive scheme operated by the Company), there are no Security Interests in the Subscription Shares and there are no dividends or other distributions that have been declared or determined by the Company but not yet paid in which the Subscription Shares will not participate.

(c)	(Listing Rules) The issue of the Subscription Shares will not contravene the Listing Rules (as waived) in respect of the Company or with any provision of the Corporations Act or any other relevant Australian legislation.

(d)	(Compliance with Listing Rule 3.1) The Company is in compliance with Listing Rule 3.1, such that all information concerning the Company that a reasonable person would expect

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to have a material effect on the price or value of Shares has been disclosed to the ASX, and there is no information which has been withheld from disclosure under that rule (excluding under any one of the permitted exceptions to that rule).

(e)	(Disclosure of other material information) Any information which the Company is withholding from disclosure under one of the permitted exceptions to Listing Rule 3.1 has been disclosed to the Subscriber (or to one of its Related Bodies Corporate or Associates for the benefit of the Subscriber), and (without limiting clause 5.2(b)) there is no other information that the Company would be required to set out in a notice under section 708A(5)(e) of the Corporations Act in order to comply with section 708A(6)(e) (taking into account sections 708A(7) and (8)) of the Corporations Act and, to the best of the Company’s knowledge and belief acting in good faith, all historical information comprised in the Disclosure Material disclosed by, or on behalf of, the Company to (or for the benefit of) the Subscriber is (taking into account all other information that the Company has disclosed to the ASX or that is otherwise in the public domain) complete and accurate in all material respects and is not misleading in any material respect. To avoid doubt, no warranty is given by the Company as to the completeness, accuracy or non-misleading nature of future matters (if any) included in any information disclosed in the Disclosure Material or otherwise by, or on behalf of, the Company to (or for the benefit of) the Subscriber, including without limitation information (if any) as to future or forecast costs, prices, revenues, profits or dividends.

(f)	(Insolvency Event) No Insolvency Event has occurred or subsists in relation to the Company or any of its Related Bodies Corporate.

Part 3: By the Subscriber and Holdco

(a)	(FATA) The requisite approval of the Treasurer of Australia has been obtained for the Subscriber to acquire the Subscription Shares.

(b)	(Professional or Sophisticated Investor) The Subscriber is a Professional or Sophisticated Investor.

(c)	(Compliance with law) The Subscriber is a person to whom the offer and issue of Shares as contemplated by this Agreement can be undertaken in compliance with all applicable laws, and all relevant Chinese regulatory approvals required in order for the Subscriber to enter into and carry out the transactions contemplated by this Agreement, including those from the National Development Reform Commission and the Ministry of Finance, have been obtained and are final, unconditional, irrevocable and in full force and effect.

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Annexure

Draft Releases to the ASX and HKSX

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To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2013 – 3AWC

ALUMINA LIMITED SECURES STRATEGIC INVESTMENT OF A$452M BY CITIC

•	Strategic investment of A$452 million in Alumina by CITIC

•	Funds will be used primarily to repay bank debt

•	Vice Chairman and CEO of CITIC Resources Holdings Limited, Mr Chen Zeng, will be appointed to the Alumina Board

•	The placement has received all necessary approvals and is not subject to any conditions

Alumina Limited (“Alumina”) today announced that CITIC* will unconditionally subscribe, in aggregate, for 366,029,428 fully paid ordinary shares in Alumina, being 15% of Alumina’s current capital base, representing 13.04% of Alumina’s capital base following completion (the “Placement”). The Placement will raise approximately A$452 million based on an issue price of A$1.235 per share, which reflects a premium of approximately 3% to the closing price of Alumina shares on 13 February 2013 and a premium of 11% to the volume weighted average price of Alumina shares for the month ending 13 February 2013. The new shares issued under the Placement, which is to be completed in two tranches, today and by Monday 18 February 2013, will rank equally from allotment in all respects with existing Alumina shares.

The Placement introduces CITIC as a strategically aligned and financially strong long-term investor to the Alumina share register. The funds raised under the Placement will be applied by Alumina primarily to repay bank debt. Alumina’s net debt position will fall from approximately US$681 million currently to approximately US$216 million as a result of the Placement.

The Alumina board of directors intends to enlarge its board by appointing Mr Chen Zeng as a director. Mr Zeng is the Vice Chairman and CEO of CITIC Resources Holdings Limited, a company listed on the Hong Kong Stock Exchange. Following appointment, Mr Zeng would be subject to election at Alumina’s Annual General Meeting in May 2013.

Alumina Limited CEO, John Bevan, commented, “This secures a strategic, long-term investor at a premium to our recent share price. CITIC’s investment demonstrates their confidence in the alumina industry and their understanding of Alumina Limited’s unique position in the global market. We look forward to working with CITIC on ways to enhance the value of Alumina’s interest in the AWAC joint venture.

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

“CITIC has a long history of investment in the metals and mining industry in Australia. CITIC’s first Australian investment was in the AWAC joint venture’s Portland Aluminium Smelter in 1986 and it now owns a 22.5% stake in the Smelter. We look forward to the industry expertise and insight into the market that Mr Zeng will bring to the Board of Alumina Limited”.

Mr Zeng commented, “CITIC is a diversified energy and natural resources investment company with existing investment in the aluminium sector, so today’s investment in Alumina is a natural progression of our strategy. The Placement provides CITIC with the opportunity to invest in one of Australia’s leading companies with a world class, global portfolio of upstream mining and refining operations in the aluminium sector.”

Subscription Agreements

Alumina and CITIC have entered into two Subscription Agreements to give effect to the Placement. A full copy of each of the two Subscription Agreements is attached to this announcement.

CITIC’s investment in Alumina via the Placement has been approved by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act 1975 (Cth), and by the National Development and Reform Commission of the People’s Republic of China and other relevant Chinese regulatory authorities.

Flagstaff Partners is acting as financial adviser to Alumina.

ANZ Corporate Advisory is acting as financial adviser to CITIC.

Shareholder Enquiries

For investor enquiries:	For media enquiries:

John Bevan	Nerida Mossop
Chief Executive Officer	Hinton and Associates
Phone: +61 3 8699 2601	Phone: +61 3 9600 1979
john.bevan@aluminalimited.com	Mobile: +61 437 361 433

Chris Thiris
Chief Financial Officer
Phone: +61 3 8699 2607 chris.thiris@aluminalimited.com

About Alumina Limited

Alumina Limited is a leading Australian company listed on the ASX and the NYSE. Its strategy is to invest world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through the 40% ownership of Alcoa World Alumina & Chemicals (AWAC), the world’s largest alumina business. Our partner, Alcoa, owns the remaining 60% of AWAC and is the manager.

About CITIC

CITIC Group Corporation is a state-owned enterprise established in 1979 with the approval of the State Council of the People’s Republic of China and a large multinational conglomerate based in China. It has a full range of financial businesses, including banking, securities, insurance, trust, fund management, asset management and futures. It also has extensive interests in a number of other industries including real estate and regional development, project contracting, infrastructure, resources and energy, machinery manufacturing, IT and high-tech industries. CITIC Limited, a wholly-owned subsidiary of CITIC Group Corporation, was established on 27 December 2011 to hold most of CITIC’s operating assets.

CITIC Group Corporation indirectly holds approximately 59% of CITIC Resources Holdings Limited, a company listed on the Hong Kong Stock Exchange with a market capitalisation of approximately A$1.2bn (HK$9.3bn).

*The subscribers are CITIC Resources Australia Pty Ltd, an indirect wholly-owned subsidiary of CITIC Resources Holdings Limited, and Bestbuy Overseas Co., Ltd, an indirect wholly-owned subsidiary of CITIC Limited.

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to, or for the account or benefit of, any “U.S. person” (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”)) (“U.S. Persons”). The securities to be issued in the Placement and the Entitlement Offer have not and will not be registered under the U.S. Securities Act. Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons unless the securities have been registered under the U.S. Securities Act or in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act.

Important information

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011.

/s/ Stephen Foster
Stephen Foster
Company Secretary

14 February 2013

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE TRANSACTION

SUBSCRIPTION FOR SHARES IN ALUMINA LIMITED

Subscription for Alumina Shares

CRA, an indirect wholly-owned subsidiary of the Company, has agreed to subscribe for 219,617,657 Alumina Shares for an aggregate Subscription Price of A$271,227,806.40 (HK$2,196,945,231.84).

Listing Rules Implications

The Subscription constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules and is subject to the reporting and announcement requirements under the Listing Rules.

INTRODUCTION

CRA, an indirect wholly-owned subsidiary of the Company, has entered into the Subscription Agreement pursuant to which CRA has agreed to subscribe for, and Alumina has agreed to issue to CRA, 219,617,657 Alumina Shares for an aggregate Subscription Price of A$271,227,806.40 (HK$2,196,945,231.84). The Subscription Shares shall represent 7.826% of all Alumina Shares in issue following Completion.

Alumina is a leading Australian company listed on the ASX and the NYSE. Its strategy is to invest world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through its 40% ownership of AWAC, the world’s largest alumina producer.

1

DETAILS OF THE SUBSCRIPTION

Date of the Subscription Agreement

14 February 2013

Parties to the Subscription Agreement

(1)	CRA

(2)	the Company

(3)	Alumina

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiry, Alumina and its ultimate beneficial owners are third parties independent of the Company and connected persons of the Company.

Subscription Shares

CRA has agreed to subscribe for 219,617,657 Alumina Shares.

Following Completion, the Subscription Shares shall represent 7.826% of all Alumina Shares in issue and rank equally in all respects with all other Alumina Shares in issue.

Subscription Price

The aggregate Subscription Price for the Subscription Shares is A$271,227,806.40 (HK$2,196,945,231.84), payable by CRA in cash at Completion. The aggregate Subscription Price will be financed by CRA from internal resources.

The Subscription Price represents:

(i)	a premium of 2.9% to the closing price of A$1.200 (HK$9.720) per Alumina Share as quoted on the ASX on the Last ASX Trading Day;

(ii)	a premium of 7.3% to the average closing price of A$1.151 (HK$9.323) per Alumina Share as quoted on the ASX for the five trading days immediately prior to and including the Last ASX Trading Day; and

(iii)	a premium of 8.7% to the average closing price of A$1.136 (HK$9.202) per Alumina Share as quoted on the ASX for the ten trading days immediately prior to and including the Last ASX Trading Day.

The Subscription Price was agreed following arm’s length negotiations between CRA and Alumina and determined by reference to, among other things, the recent market prices of Alumina Shares traded on the ASX.

Each of CRA, the Company and Alumina will bear its own costs and expenses incurred in respect of the Subscription.

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Completion Date of the Subscription

Completion shall take place on 14 February 2013.

Director Nomination Right

CRA has the right to nominate one director to the Alumina Board so long as the aggregate shareholding in Alumina of the Relevant Entities is not less than 7.5% of all Alumina Shares in issue and the nominee shall be subject to election and re-election by Alumina shareholders in accordance with the ASX Listing Rules. Following Completion, CRA shall hold 7.826% of all Alumina Shares in issue and together with CITIC Group (upon completion of the subscription by its wholly-owned subsidiary for 146,411,771 Alumina Shares representing 5.217% of all Alumina Shares in issue) shall hold 13.043% of all Alumina Shares in issue.

Lock-up

Subject to certain limited exceptions, CRA may not dispose of any of the Subscription Shares during the period of 24 months following the date of the Subscription Agreement without the prior written consent of Alumina.

Restrictions on the Acquisition of Additional Alumina Shares

Subject to certain limited exceptions, CRA and the Company shall not (and shall procure that its subsidiaries do not, shall use best endeavours to procure that its other Related Bodies Corporate do not and shall use reasonable endeavours to procure that its other Associates do not) without the prior written consent of Alumina acquire any additional Alumina Shares or any interests in Alumina Shares:

(A)	during the period of 24 months following the date of the Subscription Agreement, if it would result in (i) the Relevant Entities being able to exercise more than 15% of the voting rights of Alumina; or (ii) the Relevant Entities and their respective Associates having economic interests in, or exposure to, Alumina Shares representing more than 15% of all Alumina Shares in issue; and

(B)	at any time after the expiry of the period of 24 months following the date of the Subscription Agreement, if it would result in (i) the Relevant Entities being able to exercise more than 19.99% of the voting rights of Alumina; or (ii) the Relevant Entities and their respective Associates having economic interests in, or exposure to, Alumina Shares representing more than 19.99% of all Alumina Shares in issue.

Further Placement

If Alumina proposes to undertake a Further Placement and the aggregate number of Alumina Shares held by the Relevant Entities is not less than 7.5% of all Alumina Shares in issue, then, except to the extent that the Alumina Board considers its fiduciary or statutory duties require otherwise, Alumina and CRA shall have discussions in good faith and Alumina shall give consideration to CRA or one or more of its Related Bodies Corporate participating in that Further Placement (on the same terms and conditions as any other participant in the Further Placement and otherwise subject to the ASX Listing Rules and Australian law) in such a manner as to prevent CRA’s voting power in Alumina from being diluted as a result of the Further Placement.

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REASONS FOR THE SUBSCRIPTION

The Company is a diversified energy and natural resources investment holding company and has existing investments in the aluminium sector through its 22.5% interest in the Portland Aluminium Smelter joint venture. The Board regards aluminium as a key strategic commodity and Alumina has significant interests in key assets in bauxite mining, alumina refining and selected aluminium smelting operations through its 40% ownership of AWAC, the world’s largest alumina producer.

The Board believes that the Subscription provides the Group with the opportunity to invest in one of Australia’s leading companies with a world-class global portfolio of upstream mining and refining operations in the aluminium sector. The investment in Alumina is in line with the Company’s strategy of investing in upstream resources assets.

The Directors (including the independent non-executive Directors) believe the terms and conditions of the Subscription are fair and reasonable and in the interests of the Company and Shareholders as a whole.

INFORMATION ON THE COMPANY

The Company is the listed natural resources flagship of CITIC Group and an integrated provider of strategic natural resources and key commodities.

Through its subsidiaries and associates, the Company has interests in oil, coal mining, import and export of commodities, aluminium smelting and manganese mining and processing.

INFORMATION ON ALUMINA

Alumina is a leading Australian company listed on the ASX and the NYSE. Its strategy is to invest world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through its 40% ownership of AWAC, the world’s largest alumina producer. Alcoa owns the remaining 60% of AWAC.

AWAC is an unincorporated joint venture between Alumina and Alcoa. Day-to-day management of AWAC’s global network of mining, refining and smelting interests rests with Alcoa. Alumina contributes to strategy and other key decisions through the Strategic Council, AWAC’s governing body.

The audited consolidated profit of Alumina (both before and after tax and extraordinary items) for the two financial years immediately preceding the date of the Subscription Agreement are set out below:

	Year ended 31 December
	2011		2010
	US$ million	equivalent to HK$ million	US$ million	equivalent to HK$ million

Profit before tax and extraordinary items	127.6	995.3	34.6	269.9
Profit after tax and extraordinary items	126.6	987.5	34.6	269.9

The unaudited consolidated profit/(loss) of Alumina (both before and after tax and extraordinary items) for the six months ended 30 June 2011 and 2012 are set out below:

	Six months ended 30 June
	2012		2011
	US$ million	equivalent to HK$ million	US$ million	equivalent to HK$ million

Profit/(loss) before tax and extraordinary items	(14.2)	(110.8)	58.9	459.4
Profit/(loss) after tax and extraordinary items	(14.6)	(113.9)	58.9	459.4

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The audited consolidated total assets of Alumina as at 31 December 2011 and 2010 were US$3,350.4 million (HK$26,133.1 million) and US$3,542.5 million (HK$27,631.5 million) respectively and the unaudited consolidated total assets as at 30 June 2012 were US$3,294.4 million (HK$25,696.3 million).

The audited consolidated net assets of Alumina as at 31 December 2011 and 2010 were US$2,854.0 million (HK$22,261.2 million) and US$3,071.5 million (HK$23,957.7 million) respectively and the unaudited consolidated net assets as at 30 June 2012 were US$2,645.0 million (HK$20,631.0 million).

LISTING RULES IMPLICATIONS

The Subscription constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules and is subject to the reporting and announcement requirements under the Listing Rules.

DEFINITIONS

For the purpose of this announcement, the following words and expressions shall have the following meanings:

“Alcoa”	Alcoa Inc., a company incorporated in Pennsylvania, the United States of America and whose shares are listed on the NYSE and the ASX

“Alumina”	Alumina Limited, a company incorporated in Australia with limited liability and whose shares are listed on the ASX and the NYSE

“Alumina Board”	the board of directors of Alumina

“Alumina Shares”	ordinary shares in the share capital of Alumina

“Associate”	an associate within the meaning ascribed to it in sections 12 to 17 of the Corporations Act

“ASX”	ASX Limited (ABN 98 008 624 691) and, where the context requires, its Related Bodies Corporate, or the financial market known as “ASX” operated by ASX Limited

“ASX Listing Rules”	the listing rules of the ASX (including the ASX Settlement Operating Rules, the ASX Operating Rules and the ASX Clear Operating Rules) as waived or modified by the ASX

“AWAC”	Alcoa World Alumina and Chemicals joint venture

“Board”	the board of Directors

“CITIC Group”	(CITIC Group Corporation), a wholly state-owned company incorporated in the People’s Republic of China

“Company”	CITIC Resources Holdings Limited, a company incorporated in Bermuda with limited liability and whose Shares are listed on the Main Board of the Stock Exchange

5

“Completion”	completion of the Subscription

“connected person”	has the meaning ascribed to it in the Listing Rules

“Corporations Act”	the Australian Corporations Act 2001 (Cth)

“CRA”	CITIC Resources Australia Pty Limited, a company incorporated in the State of Victoria, Australia with limited liability and an indirect wholly-owned subsidiary of the Company

“Directors”	the directors of the Company

“Further Placement”	the issue of new Alumina Shares or securities convertible into Alumina Shares by way of a placement by Alumina during the period of 24 months following the date of the Subscription Agreement

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Last ASX Trading Day”	13 February 2013, being the last trading day on the ASX immediately before the date the Subscription Agreement was entered into

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“NYSE”	the New York Stock Exchange

“Related Bodies Corporate”	has the meaning ascribed to it in the Corporations Act

“Relevant Entities”	CRA, CITIC Group and their Related Bodies Corporate

“Shareholders”	holders of ordinary shares of HK$0.05 each in the share capital of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscription”	the subscription for the Subscription Shares by CRA pursuant to the Subscription Agreement

“Subscription Agreement”	the subscription agreement dated 14 February 2013 between CRA, the Company and Alumina relating to the subscription for the Subscription Shares by CRA

“Subscription Price”	the price of A$1.235 (HK$10.004) per Subscription Share

“Subscription Shares”	219,617,657 Alumina Shares to be subscribed for by CRA pursuant to the Subscription Agreement

“A$”	Australian dollars, the lawful currency of Australia

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

6

“US$”	United States dollars, the lawful currency of the United States of America

“%”	per cent.

In this announcement, amounts in A$ and US$ have been converted into HK$ or vice-versa at the rates of A$1 = HK$8.1 and US$1 = HK$7.8 respectively for illustration purposes only. No representation is made that any amounts in A$, HK$ or US$ have been or could have been or can be converted at the aforementioned rates or at any other rate or at all.

By Order of the Board
CITIC Resources Holdings Limited Zeng Chen
Vice Chairman and Chief Executive Officer

Hong Kong, 14 February 2013

As at the date hereof, the executive directors of the Company are Mr. Zeng Chen; Mr. Guo Tinghu and Ms. Li So Mui, the non-executive directors are Mr. Ju Weimin; Mr. Qiu Yiyong; Mr. Tian Yuchuan; Mr. Wong Kim Yin and Mr. Zhang Jijing, and the independent non-executive directors are Mr. Fan Ren Da, Anthony; Mr. Gao Pei Ji; Mr. Hu Weiping and Mr. Ngai Man.

7

Subscription Agreement

Alumina Limited

CITIC Limited

Bestbuy Overseas Co., Ltd

Agreement for the subscription for ordinary shares to be

issued by Alumina Limited

Allens

101 Collins Street

Melbourne VIC 3000

Tel +61 3 9614 1011

Fax +61 3 9614 4661

www.allens.com.au

© Copyright Allens, Australia 2013

Allens is an independent partnership operating in alliance with Linklaters LLP.

Subscription Agreement

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Subscription Agreement

Date	14 February 2013

Parties

1. Alumina Limited (ABN 85 004 820 419) of Level 12, IBM Centre, 60 City Road, Southbank, Victoria, Australia (the Company).

2. CITIC Limited (incorporated in China) of Capital Mansion, 6 Xinyuannanlu, Chaoyang District, Beijing 100004, China (Holdco).

3.           Bestbuy Overseas Co., Ltd (Company Number 363344, incorporated in British Virgin Islands) having its registered office at PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the Subscriber).

Recitals

	A	The Subscriber agrees to subscribe for the Subscription Shares on the terms and conditions of this Agreement.

It is agreed as follows.

1.	Definitions and Interpretation

1.1	Definitions

The following definitions apply in this Agreement unless the contrary intention appears or the context otherwise requires.

ASIC means the Australian Securities and Investments Commission.

Associate means, in relation to a person, an associate (within the meaning given in sections 12 to 17 of the Corporations Act) of the person in relation to the Company.

ASX means ASX Limited (ABN 98 008 624 691) and, where the context requires, its Related Bodies Corporate, or the financial market known as ‘ASX’ operated by ASX Limited.

Authorisation means:

(a)	an authorisation, consent, licence, declaration, approval, exemption or waiver, however it is described; and

(b)	in relation to anything that could be prohibited or restricted by law if a Government Agency acts in any way within a specified period, the expiry of that period without that action being taken,

including any renewal or amendment of any of the above.

AWAC Joint Venture means the Alcoa World Alumina and Chemicals joint venture.

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AWAC Joint Venture Agreement means all those agreements governing the establishment and operation of the AWAC Joint Venture, including but not limited to the following key agreements:

(a)	the Formation Agreement dated 21 December 1994 between, among others, Alcoa Inc. and the Company;

(b)	the Charter of the Strategic Council dated 21 December 1994 between Alcoa Inc. and the Company; and

(c)	the Shareholders Agreement regarding Alcoa of Australia Limited dated 10 May 1996 between Alcoa Australian Holdings Pty Ltd (as successor to Alcoa International Holdings Company) and the Company.

Bank Account means the bank account established in the name of “Alumina Limited” with Australia and New Zealand Banking Group Limited, the details of which are as follows.

Address: Cnr Queen & Creek Streets, Brisbane Qld 4000, Australia

Swift ID: ANZBAU3M

BSB Number: 014 002

Account Number: 8373-16664

Board means the board of directors of the Company.

Business Day has the meaning given in the Listing Rules.

Company Securities means:

(a)	any shares in or other securities of the Company, or any securities convertible into shares in or other securities of the Company; or

(b)	any legal or equitable interest in such shares or securities.

Confidentiality Deed means the deed of that name entered into between CITIC Resources Holdings Limited and the Company on 31 July 2012.

Corporations Act means the Corporations Act 2001 (Cth).

Disclosure Material means all information disclosed by, or on behalf of, the Company to Holdco, the Subscriber or any of their respective Related Bodies Corporate in connection with the Subscriber’s proposed investment in the Company, including information relating to the business, assets or affairs of the Company or any of its Related Bodies Corporate or any of the entities of the AWAC Joint Venture, and all past, current and prospective financial, accounting, legal, trading, marketing, technical and business information.

Dispose means, in relation to a Share (or any interest in the Share), to enter into a transaction:

(a)	which results in a person other than the registered holder of the Share:

(i)	acquiring or having any equitable or beneficial interest in the Share, including an equitable interest arising under a declaration of trust, an agreement for sale and purchase or an option agreement or an agreement creating a charge or other Security Interest over the Share; or

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(ii)	having any financial interest in, or economic exposure to, a Share, but only in circumstances where the transaction creating that interest or exposure arises through entry into an equity swap or derivative; or

(iii)	acquiring or having any rights of pre-emption, first refusal or other direct or indirect control over the disposal of the Share; or

(iv)	acquiring or having any rights of direct or indirect control over the exercise of any voting rights or rights to appoint directors attaching to the Share; or

(b)	which results in a person other than the registered holder of the Share otherwise acquiring or having legal or equitable rights against the registered holder of the Share (or against a person who directly or indirectly controls the affairs of the registered holder of the Shares) which have the effect of placing the other person in substantially the same position as if the person had acquired a legal or equitable interest in the Share itself, but excludes a transaction permitted by this Agreement, and Disposal has a corresponding meaning.

FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth).

Government Agency means any:

(a)	government or governmental, semi-governmental or judicial entity; or

(b)	minister, department, office, commission, delegate, instrumentality, agency, board or authority of any government.

It also includes any regulatory organisation established under statute or any stock exchange.

Insolvency Event means any of the following events in relation to a party:

(a)	a liquidator, receiver, receiver and manager, administrator, official manager or other controller (as defined in the Corporations Act), trustee or controlling trustee or similar official is appointed over any of the property or undertaking of the party;

(b)	the party is, or becomes unable to, pay its debts when they are due or is or becomes unable to pay its debts within the meaning of the Corporations Act, or is presumed to be insolvent under the Corporations Act;

(c)	something having a substantially similar effect to (a) or (b) happens in connection with the party under the law of any jurisdiction;

(d)	the party stops or suspends or threatens to stop or suspend payment of all or a class of its debts;

(e)	the party ceases to carry on business; or

(f)	an order is made for the administration, winding up or liquidation of the party or a resolution is passed to liquidate the party, otherwise than for the purpose of an amalgamation or reconstruction.

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Listing Rules means the Listing Rules of the ASX (including the ASX Settlement Operating Rules, the ASX Operating Rules and the ASX Clear Operating Rules) as waived or modified by the ASX in respect of the Company in any particular case.

Placement Issue Time means 10 am on the second Business Day after the date of this Agreement.

Placement Payment Time means 5 pm on the first Business Day after the date of this Agreement.

Prescribed Percentage means:

(a)	for the period of 24 months from the date of this Agreement – 15.0%; and

(b)	thereafter – 19.99%.

Professional or Sophisticated Investor means a category of investor under sections 708(8) or 708(11) of the Corporations Act to whom an offer of a body’s securities can be made without disclosure.

Representative means an employee, agent, officer, director, sub-contractor, professional adviser, lawyer, investment bank, accountant, auditor or other person who may be employed or engaged by the Company to act for it, or on its behalf.

Security Interest includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind or any other right of, or arrangement with, any creditor to have its claim satisfied in priority to other creditors with, or from the proceeds of, any asset. It includes retention of title other than in the ordinary course of day to day trading and a deposit of money by way of security but it excludes a charge or lien arising in favour of a Government Agency by operation of statute unless there is default in payment of money secured by that charge or lien.

Shares means fully paid ordinary shares in the capital of the Company.

Subscription Amount means $180,818,537.19.

Subscription Shares means 146,411,771 Shares.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply in interpreting this Agreement unless the contrary intention appears or the context otherwise requires.

(a)	The singular includes the plural and the converse.

(b)	A gender includes all genders.

(c)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e)	A reference to a clause is a reference to a clause of this Agreement.

(f)	A reference to time is a reference to the time in Melbourne, Victoria, Australia.

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(g)	A reference to a party to this Agreement or another agreement or document includes the party’s successors and substitutes or assigns.

(h)	A reference to any agreement or document is to the agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by this Agreement.

(i)	A reference to legislation or to a provision of legislation includes a modification or re-enactment of or substitution for it and a regulation or statutory instrument issued under it.

(j)	A reference to dollars and $ is a reference to the lawful currency of Australia.

(k)	A reference to writing includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

(l)	A reference to conduct includes an omission, statement or undertaking, whether or not in writing.

(m)	A reference to includes or including means includes, without limitation, or including, without limitation, respectively.

(n)	Unless stated otherwise, one provision does not limit the effect of another.

(o)	All obligations in this Agreement are to be performed duly and punctually.

(p)	A term or expression starting with a capital letter which is defined in the Corporations Act but is not defined in this Agreement, has the meaning given in the Corporations Act.

1.3	Business Days

If the day on or by which a person must do something under this Agreement is not a Business Day:

(a)	if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

(b)	in any other case, the person must do it on or by the previous Business Day.

2.	Subscription Shares

2.1	Subscription

The Subscriber will subscribe, and the Company will issue to the Subscriber, the Subscription Shares at or before the Placement Issue Time for the Subscription Amount.

2.2	Use of Subscription Amount

The Company must use the funds paid to it by the Subscriber as the Subscription Amount for the general corporate purposes of the Company and its Related Bodies Corporate.

2.3	Agreement to serve as application

On execution of this Agreement by all parties, this Agreement serves as an application by the Subscriber to subscribe for the Subscription Shares and it will not be necessary for the

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Subscriber to provide a separate application form to the Company for the Subscription Shares. The Subscriber agrees to be bound by the constitution of the Company upon the issue of the Subscription Shares.

2.4	Settlement and allotment of Subscription Shares

(a)	The Subscriber must pay the Subscription Amount in Australian dollars to the Company in immediately available funds to the Company’s Bank Account at or before the Placement Payment Time.

(b)	The funds received by the Company from the Subscriber under clause 2.4(a) must be held by or on behalf of the Company in trust for the Subscriber pending the issue of the Subscription Shares to the Subscriber.

(c)	At or before the Placement Issue Time, in consideration for the Subscriber applying for the Subscription Shares and paying the Subscription Amount to the Company, the Company must issue the Subscription Shares to the Subscriber. The obligation of the Company to issue the Subscription Shares to the Subscriber is conditional on the Subscriber paying the Subscription Amount to the Company at or before the Placement Payment Time.

3.	Rights Attaching to Shares and Quotation

3.1	Rights attaching to the Shares

When issued, the Subscription Shares will:

(a)	be issued free from any Security Interest;

(b)	be credited as fully paid; and

(c)	rank equally in all respects with the existing Shares on issue.

3.2	Quotation

In respect of the Subscription Shares, the Company must:

(a)	on or before their day of issue:

(i)	cause the Company’s share register to register the Subscriber as the holder of the Subscription Shares; and

(ii)	apply for, and do everything the ASX reasonably requires to obtain, quotation of the Subscription Shares on the ASX; and

(b)	no later than 7 days after their day of issue, cause the Company’s share register to provide the Subscriber with a holding statement or other confirmation stating its shareholding in the Company.

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4.	Undertakings

4.1	The Company’s undertakings

The Company will:

(a)	at all times, be in compliance with all material obligations imposed on it under the Listing Rules and the Corporations Act;

(b)	prepare and lodge on a prompt and timely basis all documents required by the Listing Rules and the Corporations Act as necessary for the consummation of the transactions contemplated by this Agreement;

(c)	use all reasonable efforts to co-operate with the Subscriber and Holdco to prepare all announcements, circulars and other documents as are required to be issued by Holdco in connection with the execution, delivery and performance of this Agreement and the transactions contemplated by it (to the extent that such documents relate to the Company); and

(d)	use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated by this Agreement.

4.2	The Subscriber’s and Holdco’s undertakings

(a)	The Subscriber and Holdco will use all reasonable efforts to co-operate with the Company and its Representatives to prepare all documents to be lodged by the Company with the ASX in connection with the execution, delivery and performance of this Agreement and the transactions contemplated by it (to the extent that such documents relate to the Subscriber or Holdco, respectively).

(b)	The Subscriber and Holdco will use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated by this Agreement.

5.	On-sale of Subscription Shares

5.1	Issue without disclosure document

As no formal disclosure document (such as a prospectus) will be lodged with ASIC for the issue of the Subscription Shares, the Subscription Shares will only be offered and issued to a person that is a Professional or Sophisticated Investor.

5.2	Acknowledgements and confirmations by the Subscriber and Holdco

The Subscriber and Holdco acknowledge:

(a)	that section 707(3) of the Corporations Act imposes certain restrictions on the capacity of a person to whom securities have been issued other than pursuant to a formal disclosure document to on-sell those securities within 12 months after their issue;

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(b)	that this Agreement imposes no obligation on the Company, whether express or implied, to assist the Subscriber to on-sell the Subscription Shares, including by way of a disclosure document or a notice under section 708A(5)(e) of the Corporations Act; and

(c)	that the Company is not issuing the Subscription Shares for the purposes of the Subscriber selling or transferring them, or granting, issuing or transferring interests in, or options or warrants over, them, and that the Company requires that the Subscriber acquires the Subscription Shares as an investment to be held for at least the medium term (ie longer than 12 months), subject to the terms of this Agreement.

The Subscriber further confirms that it is not subscribing for the Subscription Shares for the purposes of selling or transferring them, or granting, issuing or transferring interests in, or options or warrants over, them within the period of 12 months from their date of issue.

6.	Representations and Warranties

6.1	By all parties

Each party represents and warrants to the other parties that each of the matters set out in Part 1 of the Schedule, in so far as it relates to itself, is true, accurate and not misleading as at the date of this Agreement and immediately prior to the issue of the Subscription Shares.

6.2	By the Company

The Company represents and warrants to the Subscriber and Holdco that each of the matters set out in Part 2 of the Schedule is true, accurate and not misleading as at the date of this Agreement.

6.3	By the Subscriber and Holdco

The Subscriber and Holdco severally represent and warrant to the Company that each of the matters set out in Part 3 of the Schedule, in so far as it relates to itself, is true, accurate and not misleading as at the date of this Agreement and immediately prior to the issue of the Subscription Shares.

6.4	Independence

Each of the paragraphs set out in the Schedule shall be construed independently and no paragraph shall be limited by implications arising from any other paragraph.

6.5	Reliance

Each party acknowledges that each other party has executed this Agreement and agreed to take part in the transactions that this Agreement contemplates in reliance on the representations and warranties that are made in clauses 6.1 to 6.3.

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6.6	Acknowledgments

The Subscriber and Holdco acknowledge and agree that:

(a)	except as expressly set out in this Agreement, neither the Company, its Representatives nor any other person acting on behalf of or associated with the Company has made any representation, given any advice or given any warranty or undertaking, promise or forecast of any kind in relation to the Subscription Shares, the Company, the Disclosure Material or this Agreement;

(b)	without limiting paragraph (a), no representation, no advice, no warranty, no undertaking, no promise and no forecast is given in relation to:

(i)	any economic, fiscal or other interpretations or evaluations by the Company or any person acting on behalf of or associated with the Company or any other person; or

(ii)	future matters, including future or forecast costs, prices, revenues or profits;

(c)	without limiting paragraph (a) or (b), and except for the statements made in the Schedule, no statement or representation by the Company or its Representatives:

(i)	has induced or influenced the Subscriber or Holdco to enter into this Agreement or agree to any or all of its terms;

(ii)	has been relied on in any way as being accurate by the Subscriber or Holdco;

(iii)	has been warranted to the Subscriber or Holdco as being true; or

(iv)	has been taken into account by the Subscriber or Holdco as being important to its decision to enter into this Agreement or agree to any or all of its terms; and

(d)	without limiting paragraph (a), (b) or (c), to the maximum extent permitted by law neither the Company, its Representatives nor any other person acting on behalf of or associated with the Company (each, a Relevant Person) is liable in any way for, and each of the Subscriber and Holdco unconditionally and irrevocably releases each Relevant Person from any liability for and waives any right to make any claim in respect of, any inaccuracy, incompleteness or other defect in any information relating to future matters (if any) provided in the Disclosure Material (including without limitation information (if any) as to future or forecast costs, prices, revenues, profits or dividends) by a Relevant Person to (or for the benefit of) the Subscriber, Holdco, any of their Related Bodies Corporate or any of their respective employees, officers, advisers or agents, including liability in negligence or other tort, or for misrepresentation or misleading and deceptive conduct.

6.7	Notice of breach

(a)	The Company undertakes to the Subscriber and Holdco that it will notify them as soon as practicable after it becomes aware of a breach of any representation or warranty under clause 6.1 relating to it or of any representation or warranty under clause 6.2 or any undertaking given by it in this Agreement.

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(b)	The Subscriber and Holdco each undertakes to the Company that it will notify the Company as soon as practicable after it becomes aware of a breach of any representation or warranty under clause 6.1 relating to it or of any representation or warranty under clause 6.3 or any undertaking given by it in this Agreement.

6.8	Survival

The representations and warranties given by a party under this Agreement shall not merge upon completion of the transactions contemplated by this Agreement.

7.	Shareholding

7.1	No insider trading

The Subscriber and Holdco each acknowledges that some of the Disclosure Material may be ‘inside information’ within the meaning of Part 7.10, Division 3 of the Corporations Act in relation to Company Securities. Without limiting anything else in this Agreement, each of the Subscriber and Holdco must not do, and must each ensure that none of its directors, officers, employees or Related Bodies Corporate does, anything which results or could result in the Subscriber, Holdco or their respective directors, officers, employees or Related Bodies Corporate or the Company being in breach of any provision of Part 7.10, Division 3 of the Corporations Act, including by dealing or causing any person to deal in any Company Securities.

7.2	Acquisition of Shares

(a)	Subject to clause 7.2(b), each of the Subscriber and Holdco must:

(i)	not undertake any action;

(ii)	procure that its Subsidiaries do not undertaken any action; and

(iii)	use its best endeavours to procure that its other Related Bodies Corporate, and its reasonable endeavours to procure that its other Associates, do not undertake any action.

that would result in:

(iv)	the aggregate Voting Power (without duplication) of the Subscriber, CITIC Group Corporation
( of Capital Mansion, 6 Xinyuannanlu, Chaoyang District, Beijing 100004, China) and their respective Related Bodies Corporate (the Relevant Entities and each a Relevant Entity) in the Company exceeding (or further exceeding) the Prescribed Percentage; or

(v)	the aggregate economic interests (without duplication) in, or exposure to, the Company of the Relevant Entities and their respective Associates exceeding (or further exceeding) that attaching to Shares which represent the Prescribed Percentage of the share capital of the Company from time to time, including through entry into any derivative, swap, option or any other financial instrument or arrangement,

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without the prior written approval of the Company and, if such approval is granted, only to the extent of such approval.

(b)	The restriction in paragraph (a) shall not apply:

(i)	to acquisitions pursuant to a takeover bid by a Relevant Entity or an Associate of a Relevant Entity in respect of all issued Shares, where that bid is made:

(A)	after a third party (not being a Relevant Entity or an Associate of a Relevant Entity) has made a takeover bid in respect of all issued Shares which was not solicited by a Relevant Entity or an Associate of a Relevant Entity (Third Party Bid), offers under that Third Party Bid remain capable of acceptance and a majority of the Board has recommended that holders of Shares accept such offers; or

(B)	after the Company has proposed a scheme of arrangement under Part 5.1 of the Corporations Act pursuant to which a third party (not being a Relevant Entity or an Associate of a Relevant Entity) would acquire all Shares not already held by it, and the Company has not ceased to prosecute that scheme of arrangement;

(ii)	to acquisitions pursuant to a capital raising by the Company, including:

(A)	a dividend reinvestment plan (other than in the capacity of sub- underwriter of such a plan);

(B)	a pro-rata offer to its shareholders (to the extent only of the pro rata interest of a Relevant Entity or an Associate of a Relevant Entity); or

(C)	a share purchase plan of the Company; or

(iii)	to increases in the aggregate Voting Power (without duplication) of the Relevant Entities in the Company above the Prescribed Percentage as a direct result of a reduction in the number of Shares on issue (for example, if a Relevant Entity does not participate in a Share buy-back by the Company).

(c)	If, before the expiration of 24 months from the date of this Agreement, the Subscriber is interested in acquiring more shares in the Company but would be prevented from doing so under clause 7.2(a), the Company and the Subscriber will have discussions in good faith and the Company will give consideration to increasing the Prescribed Percentage and permitting such an acquisition on the basis of such terms and timing as may be agreed at the time between the Company and the Subscriber.

(d)	If the Company proposes to issue any Shares or securities convertible into Shares before or after the expiration of 24 months from the date of this Agreement by way

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of a placement (Further Placement) and, at that time, the Relevant Entities hold in aggregate full legal and beneficial interests in at least 7.5% of all Shares then on issue, then, except to the extent that the Board considers its fiduciary or statutory duties require otherwise, the Company and the Subscriber will have discussions in good faith and the Company will give consideration to the Subscriber or one or more of its Related Bodies Corporate participating in that Further Placement (on the same terms and conditions as any other participant in the Further Placement and otherwise subject to the ASX Listing Rules and Australian law) in such a manner as to prevent the Subscriber’s Voting Power in the Company from being diluted as a result of the Further Placement.

7.3	Restriction on Disposal of Shares

(a)	Subject to clauses 7.3(c) and 7.4, each of the Subscriber and Holdco must not, and must procure that its Subsidiaries do not, Dispose of any Subscription Shares at any time before the expiration of 24 months from the date of this Agreement without the prior written approval of the Company and, if such approval is granted, only to the extent of such approval.

(b)	If the Subscriber wishes to Dispose of any Subscription Shares before the expiration of 24 months from the date of this Agreement but would be prevented from doing so under clause 7.3(a), the Subscriber and the Company will have discussions in good faith and the Company will give consideration to permitting such a Disposal on the basis of such terms and timing as may be agreed at the time between the Company and the Subscriber.

(c)	Clause 7.3(a) does not restrict a Disposal occurring at least 12 months after the date of issue of the Subscription Shares, where such Disposal:

(i)	involves the grant of a Security Interest in respect of the Subscription Shares in connection with any financing arrangement entered into by the Subscriber or any of its Related Bodies Corporate, provided that the provider of that financing arrangement does so, and obtains the Security Interest, in the ordinary course of its financial services business and not pursuant to, or part of, any transaction or proposal for a person to acquire a Relevant Interest in 20% or more of all Shares then on issue or of the total number of any other Company Securities; or

(ii)	is made to a Related Body Corporate of the Subscriber, provided that clause 7.3(d) (to the extent applicable) is first complied with.

(d)	Prior to the Subscriber, Holdco or any of their respective Subsidiaries Disposing of any Subscription Shares, whether before or after the expiration of 24 months from the date of this Agreement, to a Related Body Corporate of the Subscriber that is not a Subsidiary of the Subscriber (the Transferee), the Transferee and any Related Body Corporate of the Transferee specified by the Company (acting reasonably) must execute a deed with the Company and Holdco agreeing to be bound by the obligations imposed on the Subscriber and Holdco (as applicable) in this Agreement. The Subscriber and Holdco will remain liable to the Company for any subsequent breach of this Agreement by the Transferee.

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(e)	Holdco shall procure that if any Subsidiary of Holdco that holds Subscription Shares ceases to be a Subsidiary of Holdco, prior to that entity ceasing to be a Subsidiary of Holdco the entity transfers its Subscription Shares to Holdco or another Subsidiary of Holdco.

7.4	Permitted Disposals of Shares

The Subscriber, Holdco and each of their respective Subsidiaries may Dispose of all or any of the Subscription Shares at any time pursuant to:

(a)	the acceptance of an offer made in connection with a takeover bid for all issued Shares where that bid is made after a third party (not being a Relevant Entity or an Associate of a Relevant Entity) has made a takeover bid and:

(i)	the third party has acquired a Relevant Interest in more than 50% of all Shares; or

(ii)	a majority of the Board has recommended that the third party’s bid be accepted;

(b)	a scheme of arrangement under Part 5.1 of the Corporations Act between the Company and its members (and, for the avoidance of doubt, Relevant Entities and their Associates are not precluded from voting at a meeting to approve such scheme of arrangement); or

(c)	a buy-back of Shares by the Company.

7.5	Remedies

If the Subscriber or Holdco contravenes any provision of this clause 7, the Company may take any action lawfully available to it to remedy that contravention.

7.7	Exception for CITIC Securities Company Limited

Clause 7.2(a) shall not apply to increases in Voting Power or aggregate economic interests in, or exposure to, the Company arising solely as a result of action undertaken by CITIC Securities Company Limited (of CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing 100125, China) or any of its Subsidiaries:

(a)	in the ordinary course of its business of providing financial or securities services; and

(b)	not pursuant to, or part of, any transaction or proposal for a person to acquire a Relevant Interest in 20% or more of all Shares then on issue or of the total number of any other Company Securities; and

(c)	not undertaken on behalf of a Relevant Entity or an Associate of a Relevant Entity.

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8.	Termination

8.1	Termination by the Subscriber and Holdco

The Subscriber and Holdco may jointly (but not severally) terminate their obligations under this Agreement (but only to the extent that such obligations have not been performed as at the date of termination) at any time prior to:

(a)	in the case of paragraphs (c), (e) and (g), the Placement Payment Time; and

(b)	in the case of paragraphs (d), (f) and (h), the issue of any Subscription Shares, by notice to the Company if:

(c)	any of the representations and warranties made by the Company in the Schedule is not true and correct or is misleading in any material respect as at the date of this Agreement;

(d)	an Insolvency Event occurs in relation to the Company or any of its Related Bodies Corporate;

(e)	an Insolvency Event occurs in relation to any of the entities of the AWAC Joint Venture that are material to the business and operations of the AWAC Joint Venture;

(f)	the AWAC Joint Venture is dissolved, or the relevant parties issue a valid notice or otherwise initiate formal steps in accordance with the AWAC Joint Venture Agreement to terminate or dissolve the AWAC Joint Venture;

(g)	the Company is in material breach of the AWAC Joint Venture Agreement; or

(h)	the Company is prohibited from proceeding with the issue of the Subscription Shares by order from ASIC or any other Australian and United States regulatory body or Australian or United States court order.

8.2	Termination by the Company

The Company may terminate its obligations under this Agreement (but only to the extent not yet performed) at any time prior to:

(a)	in the case of paragraph (c), the Placement Payment Time; and

(b)	in the case of paragraphs (d), (e) and (f), the issue of any Subscription Shares, by notice to the Subscriber and Holdco if:

(c)	any of the representations and warranties made by the Subscriber or Holdco in the Schedule is not true and correct or is misleading in any material respect as at the date of this Agreement;

(d)	the Company is prohibited from proceeding with the issue of any Subscription Shares by order from ASIC or any other Australian or United States regulatory body or Australian or United States court order;

(e)	an Insolvency Event occurs in relation to the Subscriber; or

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(f)	the Subscriber does not pay the Subscription Amount to the Company in accordance with clause 2 at or before the Placement Payment Time.

9.	General

9.1	Costs

Each party must bear its own costs arising out of the negotiation, preparation and execution of this Agreement.

9.2	Governing law

This Agreement is governed by the laws of Victoria, Australia. The parties submit to the non-exclusive jurisdiction of courts exercising jurisdiction there, and agree that they will not object to the venue or claim that the relevant action or proceedings have been brought in an inconvenient forum.

9.3	Process agent

(a)	Each of Holdco and the Subscriber irrevocably:

(i)	nominates CITIC Resources Australia Pty Ltd (ACN 107 652 817) as its agent to receive service of process or other documents in any action or proceedings in the courts of Australia; and

(ii)	agrees that service on that agent or any other person appointed under paragraph (b) will be sufficient service on it.

(b)	Each of Holdco and the Subscriber shall ensure that its process agent remains authorised to accept service on its behalf. If the process agent ceases to have an office in the place specified, each of Holdco and the Subscriber shall ensure that there is another person in Australia acceptable to the Company to receive process on its behalf and shall promptly notify the Company of the appointment of that other person.

9.4	GST

(a)	Terms used in this clause 9.4 have the same meaning as the meaning given to those terms in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) and related imposition Acts. GST Amount means in relation to a Taxable Supply the amount of GST payable on that Taxable Supply.

(b)	If GST is payable on a Taxable Supply made under, by reference to or in connection with this Agreement, the party providing the Consideration for that Taxable Supply must also pay the GST Amount as additional Consideration. No payment is required until the supplier has provided a Tax Invoice. This clause does not apply to the extent that the Consideration for the Taxable Supply is expressly stated to be GST inclusive.

(c)	Any reference in the calculation of any indemnity, reimbursement or similar amount to a cost, expense or other liability incurred by a party, must exclude the amount of any Input Tax Credit entitlement in relation to the relevant cost, expense or other liability.

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(d)	This clause 9.4 will continue to apply after expiration or termination of this Agreement.

9.5	Confidentiality Deed

(a)	Subject to paragraph (b) and clause 9.6, each of Holdco and the Subscriber agrees to abide by the obligations imposed on CITIC Resources Holdings Limited under the Confidentiality Deed as if it were a party to that Deed.

(b)	The parties acknowledge that the Confidentiality Deed was amended by the parties to that deed on or about the date of this Agreement by deleting clauses 6.2 to 6.4 and 7 of the Confidentiality Deed.

9.6	Public announcements

(a)	Subject to paragraph (b), a party must not make any public announcement or statement concerning this Agreement or its terms or effect (or, in the case of the Company, concerning the Subscriber or Holdco) without the prior approval of the other parties except to the extent (and only to the extent) it is unable to do so as a result of applicable legislation or other legal requirement or under the rules or regulations of any recognised stock exchange which are applicable to the disclosure. Subject to any requirements of law and paragraph (b), the parties must use their reasonable endeavours to agree on the wording and timing of all public announcements and statements by them in connection with this Agreement and its subject matter before the relevant announcement or statement is made.

(b)	The initial public announcement by the Company to the ASX in relation to the subject matter contemplated by this Agreement shall be substantially in the form set out in the Annexure. It is agreed and acknowledged that, together with or subsequent to the initial public announcement, the Company may disclose this Agreement in its entirety to the ASX and that the consent of the other parties shall not be required to such disclosure.

10.	Notices

10.1	How to give a notice

A notice, consent, approval, waiver or other communication under this agreement is only effective if it is:

(a)	in writing, signed by or on behalf of the person giving it;

(b)	addressed to the person to whom it is to be given; and

(c)	either:

(i)	delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person’s address; or

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(ii)	sent by fax to that person’s fax number and the machine from which it is sent produces a report that states that it was sent in full.

10.2	When a notice is given

A notice, consent approval, waiver or other communication that complies with this clause is regarded as given and received:

(a)	if it is delivered or sent by fax:

(i)	by 5pm (local time in the place of receipt) on a Business Day – on that day; or

(ii)	after 5pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day – on the next Business Day; and

(b)	if it is sent by mail – on actual receipt.

10.3	Address for notices

A person’s address and fax number are those set out below, or as the person notifies the sender:

Company
Address:	Level 12, IBM Centre, 60 City Road, Southbank, Victoria 3006, Australia
Fax number:	+61 3 8699 2650
Attention:	Company Secretary

Holdco
Address:	Capital Mansion, 6 Xinyuannanlu, Chaoyang District, Beijing 100004, China
Fax number:	+86 10 5966 0658
Attention:	Ms. Yimin Mao, Assistant Director General of Finance Department

Subscriber
Address:	Capital Mansion, 6 Xinyuannanlu, Chaoyang District, Beijing 100004, China
Fax number:	+86 10 5966 0658
Attention:	Ms. Yimin Mao, Director

11.	Acknowledgments

11.1	Rights personal

The Subscriber and Holdco acknowledge that the offer for the Subscriber to subscribe for the Subscription Shares is personal to the Subscriber, and the Subscriber and Holdco may not assign, transfer or otherwise deal with their rights or obligations under this Agreement without the prior written consent of the Company.

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11.2	No waiver

No acquiescence, waiver or other indulgence granted by a party to any other party will in any way discharge or relieve that other party from any of its other obligations under this Agreement.

11.3	Several and not joint liability

Holdco shall not be liable to the Company or any other party for any breach of this Agreement by the Subscriber, except to the extent that this Agreement expressly imposes on Holdco an obligation to procure (or to use any endeavours to procure) that the Subscriber does or does not do any thing, whether by reference specifically to the Subscriber or by reference to the Subscriber as a Subsidiary, Related Body Corporate or Associate of Holdco, and except to the extent that any other obligation of Holdco under this Agreement to do any thing or take any action would require Holdco to procure that the Subscriber does any things or takes any action.

11.4	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will be ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That will not invalidate the remaining provisions of this Agreement nor affect the validity or enforceability of that provision in any other jurisdiction.

11.5	Extent of obligations

If any payment under this Agreement becomes void by any statutory provision or otherwise, the obligations of the party that made the payment will be taken not to have been discharged in respect of that payment and the parties shall be restored to the rights which each respectively would have had if that payment had not been made.

11.6	Entire agreement

This Agreement contains the entire agreement of the parties with respect to its subject matter. It sets out the only conduct relied on by the parties and supersedes all earlier conduct by the parties with respect to its subject matter.

11.7	Further assurances

Each party must do all things necessary to give full effect to this Agreement and the transactions contemplated by this Agreement.

11.8	No merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing a transaction.

11.9	Counterparts

(a)	This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

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(b)	If a party executes this Agreement and provides a signed copy to the other parties (including a copy that is faxed or an original or copy in PDF format that is transmitted by email), any subsequent failure or delay in providing the other parties with an original signed counterpart shall in no way invalidate its agreement or otherwise impugn the ability of the other parties to proceed in reliance on the existence of a binding agreement.

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Executed as an agreement.

Executed in accordance with section 127 of the Corporations Act 2001 by Alumina Limited:

/s/ GEORGE JOHN PIZZEY	/s/ JOHN BEVAN
Director Signature	Director/Secretary Signature

GEORGE JOHN PIZZEY	JOHN BEVAN
Print Name	Print Name

Executed by CITIC Limited by its duly authorised signatory:

/s/ JU WEIMIN
Signature of authorised signatory

JU WEIMIN
Print Name

Executed by Bestbuy Overseas Co., Ltd by its duly authorised signatory:

/s/ MAO YIMIN
Signature of authorised signatory

MAO YIMIN
Print Name

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Schedule

Warranties

Part 1: By the Parties

(a)	(Status) It is a company limited by shares under the laws of the place of its incorporation.

(b)	(Capacity) It has full legal capacity and power to enter into this Agreement and to carry out the transactions contemplated by this Agreement.

(c)	(Corporate authority) It has taken all corporate action that is necessary or desirable to authorise its entry into this Agreement and its carrying out of the transactions that this Agreement contemplates.

(d)	(Authorisation) It holds each Authorisation that is necessary to:

(i)	execute this Agreement and to carry out the transactions that this Agreement contemplates;

(ii)	ensure that this Agreement is legal, valid, binding and admissible in evidence; and

(iii)	enable it to properly carry on its business,

and it is complying with any conditions to which any of these Authorisations is subject.

(e)	(Agreement effective) This Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms subject to any necessary stamping or registration.

Part 2: By the Company

(a)	(Subscription Shares) On the issue of the Subscription Shares to the Subscriber in accordance with this Agreement, full beneficial and legal title in the Subscription Shares will vest in the Subscriber.

(b)	(Share capital) There are 2,440,196,187 Shares on issue as at the date of this Agreement. There is not outstanding any right (whether present, or future and whether contingent or not) granted by the Company or any of its Related Bodies Corporate under which any person may call for the allotment or issue of any shares in the Company (including option and conversion rights, but excluding any right granted under an employee incentive scheme operated by the Company), there are no Security Interests in the Subscription Shares and there are no dividends or other distributions that have been declared or determined by the Company but not yet paid in which the Subscription Shares will not participate.

(c)	(Listing Rules) The issue of the Subscription Shares will not contravene the Listing Rules (as waived) in respect of the Company or with any provision of the Corporations Act or any other relevant Australian legislation.

(d)	(Compliance with Listing Rule 3.1) The Company is in compliance with Listing Rule 3.1, such that all information concerning the Company that a reasonable person would expect

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to have a material effect on the price or value of Shares has been disclosed to the ASX, and there is no information which has been withheld from disclosure under that rule (excluding under any one of the permitted exceptions to that rule).

(e)	(Disclosure of other material information) Any information which the Company is withholding from disclosure under one of the permitted exceptions to Listing Rule 3.1 has been disclosed to the Subscriber (or to one of its Related Bodies Corporate or Associates for the benefit of the Subscriber), and (without limiting clause 5.2(b)) there is no other information that the Company would be required to set out in a notice under section 708A(5)(e) of the Corporations Act in order to comply with section 708A(6)(e) (taking into account sections 708A(7) and (8)) of the Corporations Act and, to the best of the Company’s knowledge and belief acting in good faith, all historical information comprised in the Disclosure Material disclosed by, or on behalf of, the Company to (or for the benefit of) the Subscriber is (taking into account all other information that the Company has disclosed to the ASX or that is otherwise in the public domain) complete and accurate in all material respects and is not misleading in any material respect. To avoid doubt, no warranty is given by the Company as to the completeness, accuracy or non-misleading nature of future matters (if any) included in any information disclosed in the Disclosure Material or otherwise by, or on behalf of, the Company to (or for the benefit of) the Subscriber, including without limitation information (if any) as to future or forecast costs, prices, revenues, profits or dividends.

(f)	(Insolvency Event) No Insolvency Event has occurred or subsists in relation to the Company or any of its Related Bodies Corporate.

Part 3: By the Subscriber and Holdco

(a)	(FATA) The requisite approval of the Treasurer of Australia has been obtained for the Subscriber to acquire the Subscription Shares.

(b)	(Professional or Sophisticated Investor) The Subscriber is a Professional or Sophisticated Investor.

(c)	(Compliance with law) The Subscriber is a person to whom the offer and issue of Shares as contemplated by this Agreement can be undertaken in compliance with all applicable laws, and all relevant Chinese regulatory approvals required in order for the Subscriber to enter into and carry out the transactions contemplated by this Agreement, including those from the National Development Reform Commission and the Ministry of Finance, have been obtained and are final, unconditional, irrevocable and in full force and effect.

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Annexure

Draft Release to the ASX

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To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange

Public Announcement 2013 – 3AWC

ALUMINA LIMITED SECURES STRATEGIC INVESTMENT OF A$452M BY CITIC

•	Strategic investment of A$452 million in Alumina by CITIC

•	Funds will be used primarily to repay bank debt

•	Vice Chairman and CEO of CITIC Resources Holdings Limited, Mr Chen Zeng, will be appointed to the Alumina Board

•	The placement has received all necessary approvals and is not subject to any conditions

Alumina Limited (“Alumina”) today announced that CITIC* will unconditionally subscribe, in aggregate, for 366,029,428 fully paid ordinary shares in Alumina, being 15% of Alumina’s current capital base, representing 13.04% of Alumina’s capital base following completion (the “Placement”). The Placement will raise approximately A$452 million based on an issue price of A$1.235 per share, which reflects a premium of approximately 3% to the closing price of Alumina shares on 13 February 2013 and a premium of 11% to the volume weighted average price of Alumina shares for the month ending 13 February 2013. The new shares issued under the Placement, which is to be completed in two tranches, today and by Monday 18 February 2013, will rank equally from allotment in all respects with existing Alumina shares.

The Placement introduces CITIC as a strategically aligned and financially strong long-term investor to the Alumina share register. The funds raised under the Placement will be applied by Alumina primarily to repay bank debt. Alumina’s net debt position will fall from approximately US$681 million currently to approximately US$216 million as a result of the Placement.

The Alumina board of directors intends to enlarge its board by appointing Mr Chen Zeng as a director. Mr Zeng is the Vice Chairman and CEO of CITIC Resources Holdings Limited, a company listed on the Hong Kong Stock Exchange. Following appointment, Mr Zeng would be subject to election at Alumina’s Annual General Meeting in May 2013.

Alumina Limited CEO, John Bevan, commented, “This secures a strategic, long-term investor at a premium to our recent share price. CITIC’s investment demonstrates their confidence in the alumina industry and their understanding of Alumina Limited’s unique position in the global market. We look forward to working with CITIC on ways to enhance the value of Alumina’s interest in the AWAC joint venture.

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

“CITIC has a long history of investment in the metals and mining industry in Australia. CITIC’s first Australian investment was in the AWAC joint venture’s Portland Aluminium Smelter in 1986 and it now owns a 22.5% stake in the Smelter. We look forward to the industry expertise and insight into the market that Mr Zeng will bring to the Board of Alumina Limited”.

Mr Zeng commented, “CITIC is a diversified energy and natural resources investment company with existing investment in the aluminium sector, so today’s investment in Alumina is a natural progression of our strategy. The Placement provides CITIC with the opportunity to invest in one of Australia’s leading companies with a world class, global portfolio of upstream mining and refining operations in the aluminium sector.”

Subscription Agreements

Alumina and CITIC have entered into two Subscription Agreements to give effect to the Placement. A full copy of each of the two Subscription Agreements is attached to this announcement.

CITIC’s investment in Alumina via the Placement has been approved by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act 1975 (Cth), and by the National Development and Reform Commission of the People’s Republic of China and other relevant Chinese regulatory authorities.

Flagstaff Partners is acting as financial adviser to Alumina.

ANZ Corporate Advisory is acting as financial adviser to CITIC.

Shareholder Enquiries

For investor enquiries:	For media enquiries:

John Bevan	Nerida Mossop
Chief Executive Officer	Hinton and Associates
Phone: +61 3 8699 2601	Phone: +61 3 9600 1979
john.bevan@aluminalimited.com	Mobile: +61 437 361 433

Chris Thiris
Chief Financial Officer
Phone: +61 3 8699 2607 chris.thiris@aluminalimited.com

About Alumina Limited

Alumina Limited is a leading Australian company listed on the ASX and the NYSE. Its strategy is to invest world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through the 40% ownership of Alcoa World Alumina & Chemicals (AWAC), the world’s largest alumina business. Our partner, Alcoa, owns the remaining 60% of AWAC and is the manager.

About CITIC

CITIC Group Corporation is a state-owned enterprise established in 1979 with the approval of the State Council of the People’s Republic of China and a large multinational conglomerate based in China. It has a full range of financial businesses, including banking, securities, insurance, trust, fund management, asset management and futures. It also has extensive interests in a number of other industries including real estate and regional development, project contracting, infrastructure, resources and energy, machinery manufacturing, IT and high-tech industries. CITIC Limited, a wholly-owned subsidiary of CITIC Group Corporation, was established on 27 December 2011 to hold most of CITIC’s operating assets.

CITIC Group Corporation indirectly holds approximately 59% of CITIC Resources Holdings Limited, a company listed on the Hong Kong Stock Exchange with a market capitalisation of approximately A$1.2bn (HK$9.3bn).

*The subscribers are CITIC Resources Australia Pty Ltd, an indirect wholly-owned subsidiary of CITIC Resources Holdings Limited, and Bestbuy Overseas Co., Ltd, an indirect wholly-owned subsidiary of CITIC Limited.

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to, or for the account or benefit of, any “U.S. person” (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”)) (“U.S. Persons”). The securities to be issued in the Placement and the Entitlement Offer have not and will not be registered under the U.S. Securities Act. Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons unless the securities have been registered under the U.S. Securities Act or in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act.

Important information

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011.

/s/ Stephen Foster
Stephen Foster
Company Secretary

14 February 2013

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2013 – 4AWC

Please find attached an Appendix 3B under Listing Rule LR 3.10.5, provided in relation to the issue of shares to CITIC Resources Australia Pty Ltd under a Subscription Agreement between Alumina Limited, CITIC Resources Holdings Limited and CITIC Resources Australia Pty Ltd.

/s/ Stephen Foster
Stephen Foster Company Secretary

14 February 2013

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12

Name of entity	Alumina Limited (Alumina)

ABN	85 004 820 419

We (the entity) give ASX the following information.

Part 1 – All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	219,617,657

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing fully paid ordinary shares.

+ See chapter 19 for defined terms.

01/08/2012	Appendix 3B Page 1

Appendix 3B

New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes, the new shares rank equally in all respects with existing fully paid ordinary shares from the time of allotment.

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$1.235 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The subscription monies are to be used for the general corporate purposes of the Alumina group, including the repayment of bank debt.

6a	Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?	No.

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

6b	The date the security holder resolution under rule 7.1A was passed	N/A

6c	Number of +securities issued without security holder approval under rule 7.1	N/A

+ See chapter 19 for defined terms.

Appendix 3B Page 2	01/08/2012

Appendix 3B

New issue announcement

6d	Number of +securities issued with security holder approval under rule 7.1A	N/A

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	N/A

6f	Number of securities issued under an exception in rule 7.2	N/A

6g	If securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the issue date and both values. Include the source of the VWAP calculation.	N/A

6h	If securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	N/A

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 February 2013

8	Number and +class of all +securities quoted on ASX (including the securities in section 2 if applicable)	Number	+Class
		2,659,813,844	Fully paid ordinary shares

+ See chapter 19 for defined terms.

01/08/2012	Appendix 3B Page 3

Appendix 3B

New issue announcement

9	Number and +class of all +securities not quoted on ASX (including the securities in section 2 if applicable)	Number	+Class
		N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change
Part 2 – Bonus issue or pro rata issue
11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

Appendix 3B Page 4	01/08/2012

Appendix 3B

New issue announcement

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

01/08/2012	Appendix 3B Page 5

Appendix 3B

New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 – 1,000

1,001 – 5,000

5,001 – 10,000

10,001 – 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Appendix 3B Page 6	01/08/2012

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	Number	+Class
		N/A	N/A

+ See chapter 19 for defined terms.

01/08/2012	Appendix 3B Page 7

Appendix 3B

New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Stephen Foster	Date: 14 February 2013
(~~Director/~~Company secretary)

Print name:	Stephen Foster

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B Page 8	01/08/2012

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2013 – 5AWC

Please find attached Form 603 Notice of Initial Substantial Holder.

/s/ Stephen Foster
Stephen Foster
Company Secretary

14 February 2013

Form 603

Corporations Act 2001

Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Alumina Limited (Alumina)

ACN/ARSN	004 820 419

1. Details of substantial holder (1)

Name	Alumina and each of its Related Bodies Corporate listed in Annexure A
ACN/ARSN (if applicable)	004 820 419

The holder became a substantial holder on                     14/02/2013

2.	Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person’s votes (5)	Voting power (6)
Fully paid ordinary shares	220,286,931	220,286,931	8.28%

3.	Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Alumina issued 219,617,657 fully paid ordinary shares to CITIC Resources Australia Pty Ltd (ACN 107 652 817) (CRA) pursuant to a Subscription Agreement dated 14 February 2013, which forms Annexure B to this notice.
Alumina		219,617,657 fully paid ordinary shares
Clauses 7.3 and 7.4 of the Subscription Agreement impose certain restrictions on CRA disposing of the shares. Accordingly, Alumina has a relevant interest in the shares under section 608(1)(c) of the Corporations Act 2001 (Cth) (the Act).
Alumina / Alumina Employee Share Plan Pty Ltd (AESP)	AESP, a wholly owned subsidiary of Alumina, holds the relevant shares on trust in connection with the operation of Alumina’s Employee Share Plan. AESP has a relevant interest in the shares under section 608(1) of the Act and Alumina has a relevant interest in the shares under sections 608(1) and 608(3) of the Act.	669,274 fully paid ordinary shares
Alumina’s Related Bodies Corporate	Alumina’s Related Bodies Corporate (other than AESP) have a relevant interest in the 669,274 shares held by AESP under section 608(3) of the Act. Alumina’s Related Bodies Corporate do not have a relevant interest in the shares held by CRA, but are associates of Alumina and so have the same voting power in Alumina as does Alumina itself.	669,274 fully paid ordinary shares (voting power relating to 220,286,931 fully paid ordinary shares)

4.	Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Alumina	CRA	CRA	219,617,657 fully paid ordinary shares
Alumina and its Related Bodies Corporate	AESP	AESP	669,274 fully paid ordinary shares

5.	Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash

Alumina	14/02/2013	Nil	Nil	219,617,657 fully paid ordinary shares

6.	Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Alumina / Alumina’s Related Bodies Corporate	Alumina’s Related Bodies Corporate are associates of Alumina, and of each other, under section 12(2)(a) of the Act.

7.	Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alumina	Level 12, IBM Centre, 60 City Road, Southbank, Victoria, Australia
Alumina’s Related Bodies Corporate	Refer to Annexure A

Signature

print name	Stephen Foster	/s/ Stephen Foster	capacity	Company Secretary
sign here			date	14/02/2013

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7)	Include details of:

(a)	any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(8)	If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write “unknown”.

(9)	Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

This is Annexure A of 1 page referred to in the Form 603 (Notice of initial substantial holder) in relation to Alumina Limited (ACN 004 820 419)

Signed:	/s/ Stephen Foster
Stephen Foster Company Secretary, Alumina Limited

Date: 14 February 2013

The Related Bodies Corporate of Alumina Limited (ACN 004 820 419) are:

Company	ACN or country of incorporation	Address
Alumina Employee Share Plan Pty Ltd	103 902 012	Level 12, IBM Centre, 60 City Road, Southbank, Victoria, Australia

Alumina Finance Limited	130 920 562	Level 12, IBM Centre, 60 City Road, Southbank, Victoria, Australia

Alumina Holdings (USA) Inc.	Delaware, USA	1125 17th Street, Suite 2200, Denver, CO 80202, United States of America

Alumina International Holdings Pty. Ltd.	006 840 731	Level 12, IBM Centre, 60 City Road, Southbank, Victoria, Australia

Alumina Brazil Holdings Pty Ltd	121 881 196	Level 12, IBM Centre, 60 City Road, Southbank, Victoria, Australia

Alumina Limited Do Brasil SA	Brazil	Av. das Nacoes Unidas, 14.171-15 andar – Marble Tower Sao Paulo, Brasil CEP 04794-000

Alumina (U.S.A.) Inc.	Delaware, USA	1125 17th Street, Suite 2200, Denver, CO 80202, United States of America

Butia Participacoes SA	Brazil	Av. das Nacoes Unidas, 14.171-15 andar – Marble Tower Sao Paulo, Brasil CEP 04794-000

Westminer Acquisition (U.K.) Limited	UK	One Silk Street, London, EC2Y 8HQ, United Kingdom

This is Annexure B of 38 pages referred to in the Form 603 (Notice of initial substantial holder) in relation to Alumina Limited (ACN 004 820 419)

Signed:	/s/ Stephen Foster
Stephen Foster Company Secretary, Alumina Limited

Date: 14 February 2013

Subscription Agreement

Alumina Limited

CITIC Resources Holdings Limited

CITIC Resources Australia Pty Ltd

Agreement for the subscription for ordinary shares to be

issued by Alumina Limited

Allens

101 Collins Street

Melbourne VIC 3000

Tel +61 3 9614 1011

Fax +61 3 9614 4661

www.allens.com.au

© Copyright Allens, Australia 2013

Allens is an independent partnership operating in alliance with Linklaters LLP.

Subscription Agreement

gzbm A0123137168v13B 120261614	Page (i)

Subscription Agreement

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Subscription Agreement

Date	14 February 2013

Parties

1.	Alumina Limited (ABN 85 004 820 419) of Level 12, IBM Centre, 60 City Road, Southbank, Victoria, Australia (the Company).

2.

CITIC Resources Holdings Limited (incorporated in Bermuda) having its registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and having its principal place of business at Suites 3001-3006, 30/F, One Pacific Place, 88 Queensway, Hong Kong SAR (Holdco).

3.	CITIC Resources Australia Pty Ltd (ACN 107 652 817) of CITIC House, Level 7, 99 King Street, Melbourne, Victoria, Australia (the Subscriber).

Recitals

A	The Subscriber agrees to subscribe for the Subscription Shares on the terms and conditions of this Agreement.

It is agreed as follows.

1.	Definitions and Interpretation

1.1	Definitions

The following definitions apply in this Agreement unless the contrary intention appears or the context otherwise requires.

ASIC means the Australian Securities and Investments Commission.

Associate means, in relation to a person, an associate (within the meaning given in sections 12 to 17 of the Corporations Act) of the person in relation to the Company.

ASX means ASX Limited (ABN 98 008 624 691) and, where the context requires, its Related Bodies Corporate, or the financial market known as ‘ASX’ operated by ASX Limited.

Authorisation means:

(a)	an authorisation, consent, licence, declaration, approval, exemption or waiver, however it is described; and

(b)	in relation to anything that could be prohibited or restricted by law if a Government Agency acts in any way within a specified period, the expiry of that period without that action being taken,

including any renewal or amendment of any of the above.

AWAC Joint Venture means the Alcoa World Alumina and Chemicals joint venture.

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Subscription Agreement

AWAC Joint Venture Agreement means all those agreements governing the establishment and operation of the AWAC Joint Venture, including but not limited to the following key agreements:

(a)	the Formation Agreement dated 21 December 1994 between, among others, Alcoa Inc. and the Company;

(b)	the Charter of the Strategic Council dated 21 December 1994 between Alcoa Inc. and the Company; and

(c)	the Shareholders Agreement regarding Alcoa of Australia Limited dated 10 May 1996 between Alcoa Australian Holdings Pty Ltd (as successor to Alcoa International Holdings Company) and the Company.

Bank Account means the bank account established in the name of “Alumina Limited” with Australia and New Zealand Banking Group Limited, the details of which are as follows.

Address: Cnr Queen & Creek Streets, Brisbane Qld 4000, Australia

Swift ID: ANZBAU3M

BSB Number: 014 002

Account Number: 8373-16664

Board means the board of directors of the Company.

Business Day has the meaning given in the Listing Rules.

Company Securities means:

(a)	any shares in or other securities of the Company, or any securities convertible into shares in or other securities of the Company; or

(b)	any legal or equitable interest in such shares or securities.

Confidentiality Deed means the deed of that name entered into between Holdco and the Company on 31 July 2012.

Corporations Act means the Corporations Act 2001 (Cth).

Disclosure Material means all information disclosed by, or on behalf of, the Company to Holdco, the Subscriber or any of their respective Related Bodies Corporate in connection with the Subscriber’s proposed investment in the Company, including information relating to the business, assets or affairs of the Company or any of its Related Bodies Corporate or any of the entities of the AWAC Joint Venture, and all past, current and prospective financial, accounting, legal, trading, marketing, technical and business information.

Dispose means, in relation to a Share (or any interest in the Share), to enter into a transaction:

(a)	which results in a person other than the registered holder of the Share:

(i)	acquiring or having any equitable or beneficial interest in the Share, including an equitable interest arising under a declaration of trust, an agreement for sale and purchase or an option agreement or an agreement creating a charge or other Security Interest over the Share; or

gzbm A0123137168v13B 120261614	Page 2

Subscription Agreement

(ii)	having any financial interest in, or economic exposure to, a Share, but only in circumstances where the transaction creating that interest or exposure arises through entry into an equity swap or derivative; or

(iii)	acquiring or having any rights of pre-emption, first refusal or other direct or indirect control over the disposal of the Share; or

(iv)	acquiring or having any rights of direct or indirect control over the exercise of any voting rights or rights to appoint directors attaching to the Share; or

(b)	which results in a person other than the registered holder of the Share otherwise acquiring or having legal or equitable rights against the registered holder of the Share (or against a person who directly or indirectly controls the affairs of the registered holder of the Shares) which have the effect of placing the other person in substantially the same position as if the person had acquired a legal or equitable interest in the Share itself, but excludes a transaction permitted by this Agreement, and Disposal has a corresponding meaning.

FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth).

Government Agency means any:

(a)	government or governmental, semi-governmental or judicial entity; or

(b)	minister, department, office, commission, delegate, instrumentality, agency, board or authority of any government.

It also includes any regulatory organisation established under statute or any stock exchange.

HKSX means The Stock Exchange of Hong Kong Limited.

HKSX Listing Rules means the Rules Governing the Listing of Securities on the HKSX.

Insolvency Event means any of the following events in relation to a party:

(a)	a liquidator, receiver, receiver and manager, administrator, official manager or other controller (as defined in the Corporations Act), trustee or controlling trustee or similar official is appointed over any of the property or undertaking of the party;

(b)	the party is, or becomes unable to, pay its debts when they are due or is or becomes unable to pay its debts within the meaning of the Corporations Act, or is presumed to be insolvent under the Corporations Act;

(c)	something having a substantially similar effect to (a) or (b) happens in connection with the party under the law of any jurisdiction;

(d)	the party stops or suspends or threatens to stop or suspend payment of all or a class of its debts;

(e)	the party ceases to carry on business; or

(f)	an order is made for the administration, winding up or liquidation of the party or a resolution is passed to liquidate the party, otherwise than for the purpose of an amalgamation or reconstruction.

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Listing Rules means the Listing Rules of the ASX (including the ASX Settlement Operating Rules, the ASX Operating Rules and the ASX Clear Operating Rules) as waived or modified by the ASX in respect of the Company in any particular case.

Placement	Settlement Time means 2.00 pm on the date of this Agreement.

Prescribed	Percentage means:

(a)	for the period of 24 months from the date of this Agreement – 15.0%; and

(b)	thereafter – 19.99%.

Professional or Sophisticated Investor means a category of investor under sections 708(8) or 708(11) of the Corporations Act to whom an offer of a body’s securities can be made without disclosure.

Representative means an employee, agent, officer, director, sub-contractor, professional adviser, lawyer, investment bank, accountant, auditor or other person who may be employed or engaged by the Company to act for it, or on its behalf.

Security Interest includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind or any other right of, or arrangement with, any creditor to have its claim satisfied in priority to other creditors with, or from the proceeds of, any asset. It includes retention of title other than in the ordinary course of day to day trading and a deposit of money by way of security but it excludes a charge or lien arising in favour of a Government Agency by operation of statute unless there is default in payment of money secured by that charge or lien.

Shares means fully paid ordinary shares in the capital of the Company.

Subscription Amount means $271,227,806.40.

Subscription Shares means 219,617,657 Shares.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply in interpreting this Agreement unless the contrary intention appears or the context otherwise requires.

(a)	The singular includes the plural and the converse.

(b)	A gender includes all genders.

(c)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e)	A reference to a clause is a reference to a clause of this Agreement.

(f)	A reference to time is a reference to the time in Melbourne, Victoria, Australia.

(g)	A reference to a party to this Agreement or another agreement or document includes the party’s successors and substitutes or assigns.

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(h)	A reference to any agreement or document is to the agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by this Agreement.

(i)	A reference to legislation or to a provision of legislation includes a modification or re-enactment of or substitution for it and a regulation or statutory instrument issued under it.

(j)	A reference to dollars and $ is a reference to the lawful currency of Australia.

(k)	A reference to writing includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

(l)	A reference to conduct includes an omission, statement or undertaking, whether or not in writing.

(m)	A reference to includes or including means includes, without limitation, or including, without limitation, respectively.

(n)	Unless stated otherwise, one provision does not limit the effect of another.

(o)	All obligations in this Agreement are to be performed duly and punctually.

(p)	A term or expression starting with a capital letter which is defined in the Corporations Act but is not defined in this Agreement, has the meaning given in the Corporations Act.

1.3	Business Days

If the day on or by which a person must do something under this Agreement is not a Business Day:

(a)	if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

(b)	in any other case, the person must do it on or by the previous Business Day.

2.	Subscription Shares

2.1	Subscription

The Subscriber will subscribe, and the Company will issue to the Subscriber, the Subscription Shares at or about the Placement Settlement Time for the Subscription Amount.

2.2	Use of Subscription Amount

The Company must use the funds paid to it by the Subscriber as the Subscription Amount for the general corporate purposes of the Company and its Related Bodies Corporate.

2.3	Agreement to serve as application

On execution of this Agreement by all parties, this Agreement serves as an application by the Subscriber to subscribe for the Subscription Shares and it will not be necessary for the Subscriber to provide a separate application form to the Company for the Subscription Shares. The Subscriber agrees to be bound by the constitution of the Company upon the issue of the Subscription Shares.

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2.4	Settlement and allotment of Subscription Shares

(a)	The Subscriber must pay the Subscription Amount in Australian dollars to the Company in immediately available funds to the Company’s Bank Account at or before the Placement Settlement Time.

(b)	The funds received by the Company from the Subscriber under clause 2.4(a) must be held by or on behalf of the Company in trust for the Subscriber pending the issue of the Subscription Shares to the Subscriber.

(c)	At or about the Placement Settlement Time, in consideration for the Subscriber applying for the Subscription Shares and paying the Subscription Amount to the Company, the Company must issue the Subscription Shares to the Subscriber. The obligation of the Company to issue the Subscription Shares to the Subscriber is conditional on the Subscriber paying the Subscription Amount to the Company at or before the Placement Settlement Time.

3.	Rights Attaching to Shares and Quotation

3.1	Rights attaching to the Shares

When issued, the Subscription Shares will:

(a)	be issued free from any Security Interest;

(b)	be credited as fully paid; and

(c)	rank equally in all respects with the existing Shares on issue.

3.2	Quotation

In respect of the Subscription Shares, the Company must:

(a)	on or before their day of issue:

(i)	cause the Company’s share register to register the Subscriber as the holder of the Subscription Shares; and

(ii)	apply for, and do everything the ASX reasonably requires to obtain, quotation of the Subscription Shares on the ASX; and

(b)	no later than 7 days after their day of issue, cause the Company’s share register to provide the Subscriber with a holding statement or other confirmation stating its shareholding in the Company.

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4.	Undertakings

4.1	The Company’s undertakings

The Company will:

(a)	at all times, be in compliance with all material obligations imposed on it under the Listing Rules and the Corporations Act;

(b)	prepare and lodge on a prompt and timely basis all documents required by the Listing Rules and the Corporations Act as necessary for the consummation of the transactions contemplated by this Agreement;

(c)	use all reasonable efforts to co-operate with the Subscriber and Holdco to prepare all announcements, circulars and other documents as are required to be issued by Holdco under the HKSX Listing Rules in connection with the execution, delivery and performance of this Agreement and the transactions contemplated by it (to the extent that such documents relate to the Company), and otherwise to enable Holdco to comply with its obligations under the HKSX Listing Rules; and

(d)	use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated by this Agreement.

4.2	The Subscriber’s and Holdco’s undertakings

(a)	The Subscriber and Holdco will use all reasonable efforts to co-operate with the Company and its Representatives to prepare all documents to be lodged by the Company with the ASX in connection with the execution, delivery and performance of this Agreement and the transactions contemplated by it (to the extent that such documents relate to the Subscriber or Holdco, respectively).

(b)	The Subscriber and Holdco will use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated by this Agreement.

5.	On-sale of Subscription Shares

5.1	Issue without disclosure document

As no formal disclosure document (such as a prospectus) will be lodged with ASIC for the issue of the Subscription Shares, the Subscription Shares will only be offered and issued to a person that is a Professional or Sophisticated Investor.

5.2	Acknowledgements and confirmations by the Subscriber and Holdco

The Subscriber and Holdco acknowledge:

(a)	that section 707(3) of the Corporations Act imposes certain restrictions on the capacity of a person to whom securities have been issued other than pursuant to a formal disclosure document to on-sell those securities within 12 months after their issue;

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(b)	that this Agreement imposes no obligation on the Company, whether express or implied, to assist the Subscriber to on-sell the Subscription Shares, including by way of a disclosure document or a notice under section 708A(5)(e) of the Corporations Act; and

(c)	that the Company is not issuing the Subscription Shares for the purposes of the Subscriber selling or transferring them, or granting, issuing or transferring interests in, or options or warrants over, them, and that the Company requires that the Subscriber acquires the Subscription Shares as an investment to be held for at least the medium term (ie longer than 12 months), subject to the terms of this Agreement.

The Subscriber further confirms that it is not subscribing for the Subscription Shares for the purposes of selling or transferring them, or granting, issuing or transferring interests in, or options or warrants over, them within the period of 12 months from the date of this Agreement.

6.	Representations and Warranties

6.1	By all parties

Each party represents and warrants to the other parties that each of the matters set out in Part 1 of the Schedule, in so far as it relates to itself, is true, accurate and not misleading as at the date of this Agreement and immediately prior to the issue of the Subscription Shares.

6.2	By the Company

The Company represents and warrants to the Subscriber and Holdco that each of the matters set out in Part 2 of the Schedule is true, accurate and not misleading as at the date of this Agreement.

6.3	By the Subscriber and Holdco

The Subscriber and Holdco severally represent and warrant to the Company that each of the matters set out in Part 3 of the Schedule, in so far as it relates to itself, is true, accurate and not misleading as at the date of this Agreement and immediately prior to the issue of the Subscription Shares.

6.4	Independence

Each of the paragraphs set out in the Schedule shall be construed independently and no paragraph shall be limited by implications arising from any other paragraph.

6.5	Reliance

Each party acknowledges that each other party has executed this Agreement and agreed to take part in the transactions that this Agreement contemplates in reliance on the representations and warranties that are made in clauses 6.1 to 6.3.

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6.6	Acknowledgments

The Subscriber and Holdco acknowledge and agree that:

(a)	except as expressly set out in this Agreement, neither the Company, its Representatives nor any other person acting on behalf of or associated with the Company has made any representation, given any advice or given any warranty or undertaking, promise or forecast of any kind in relation to the Subscription Shares, the Company, the Disclosure Material or this Agreement;

(b)	without limiting paragraph (a), no representation, no advice, no warranty, no undertaking, no promise and no forecast is given in relation to:

(i)	any economic, fiscal or other interpretations or evaluations by the Company or any person acting on behalf of or associated with the Company or any other person; or

(ii)	future matters, including future or forecast costs, prices, revenues or profits;

(c)	without limiting paragraph (a) or (b), and except for the statements made in the Schedule, no statement or representation by the Company or its Representatives:

(i)	has induced or influenced the Subscriber or Holdco to enter into this Agreement or agree to any or all of its terms;

(ii)	has been relied on in any way as being accurate by the Subscriber or Holdco;

(iii)	has been warranted to the Subscriber or Holdco as being true; or

(iv)	has been taken into account by the Subscriber or Holdco as being important to its decision to enter into this Agreement or agree to any or all of its terms; and

(d)	without limiting paragraph (a), (b) or (c), to the maximum extent permitted by law neither the Company, its Representatives nor any other person acting on behalf of or associated with the Company (each, a Relevant Person) is liable in any way for, and each of the Subscriber and Holdco unconditionally and irrevocably releases each Relevant Person from any liability for and waives any right to make any claim in respect of, any inaccuracy, incompleteness or other defect in any information relating to future matters (if any) provided in the Disclosure Material (including without limitation information (if any) as to future or forecast costs, prices, revenues, profits or dividends) by a Relevant Person to (or for the benefit of) the Subscriber, Holdco, any of their Related Bodies Corporate or any of their respective employees, officers, advisers or agents, including liability in negligence or other tort, or for misrepresentation or misleading and deceptive conduct.

6.7	Notice of breach

(a)	The Company undertakes to the Subscriber and Holdco that it will notify them as soon as practicable after it becomes aware of a breach of any representation or warranty under clause 6.1 relating to it or of any representation or warranty under clause 6.2 or any undertaking given by it in this Agreement.

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(b)	The Subscriber and Holdco each undertakes to the Company that it will notify the Company as soon as practicable after it becomes aware of a breach of any representation or warranty under clause 6.1 relating to it or of any representation or warranty under clause 6.3 or any undertaking given by it in this Agreement.

6.8	Survival

The representations and warranties given by a party under this Agreement shall not merge upon completion of the transactions contemplated by this Agreement.

7.	Shareholding

7.1	No insider trading

The Subscriber and Holdco each acknowledges that some of the Disclosure Material may be ‘inside information’ within the meaning of Part 7.10, Division 3 of the Corporations Act in relation to Company Securities. Without limiting anything else in this Agreement, each of the Subscriber and Holdco must not do, and must each ensure that none of its directors, officers, employees or Related Bodies Corporate does, anything which results or could result in the Subscriber, Holdco or their respective directors, officers, employees or Related Bodies Corporate or the Company being in breach of any provision of Part 7.10, Division 3 of the Corporations Act, including by dealing or causing any person to deal in any Company Securities.

7.2	Acquisition of Shares

(a)	Subject to clause 7.2(b), each of the Subscriber and Holdco must:

(i)	not undertake any action;

(ii)	procure that its Subsidiaries do not undertake any action; and

(iii)	use its best endeavours to procure that its other Related Bodies Corporate, and its reasonable endeavours to procure that its other Associates, do not undertake any action,

that would result in:

(iv)	the aggregate Voting Power (without duplication) of the Subscriber, CITIC Group Corporation
( of Capital Mansion, 6 Xinyuannanlu, Chaoyang District, Beijing 100004, China) and their respective Related Bodies Corporate (the Relevant Entities and each a Relevant Entity) in the Company exceeding (or further exceeding) the Prescribed Percentage; or

(v)	the aggregate economic interests (without duplication) in, or exposure to, the Company of the Relevant Entities and their respective Associates exceeding (or further exceeding) that attaching to Shares which represent the Prescribed Percentage of the share capital of the Company from time to time, including through entry into any derivative, swap, option or any other financial instrument or arrangement,

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without the prior written approval of the Company and, if such approval is granted, only to the extent of such approval.

(b)	The restriction in paragraph (a) shall not apply:

(i)	to acquisitions pursuant to a takeover bid by a Relevant Entity or an Associate of a Relevant Entity in respect of all issued Shares, where that bid is made:

(A)	after a third party (not being a Relevant Entity or an Associate of a Relevant Entity) has made a takeover bid in respect of all issued Shares which was not solicited by a Relevant Entity or an Associate of a Relevant Entity (Third Party Bid), offers under that Third Party Bid remain capable of acceptance and a majority of the Board has recommended that holders of Shares accept such offers; or

(B)	after the Company has proposed a scheme of arrangement under Part 5.1 of the Corporations Act pursuant to which a third party (not being a Relevant Entity or an Associate of a Relevant Entity) would acquire all Shares not already held by it, and the Company has not ceased to prosecute that scheme of arrangement;

(ii)	to acquisitions pursuant to a capital raising by the Company, including:

(A)	a dividend reinvestment plan (other than in the capacity of sub-underwriter of such a plan);

(B)	a pro-rata offer to its shareholders (to the extent only of the pro rata interest of a Relevant Entity or an Associate of a Relevant Entity); or

(C)	a share purchase plan of the Company; or

(iii)	to increases in the aggregate Voting Power (without duplication) of the Relevant Entities in the Company above the Prescribed Percentage as a direct result of a reduction in the number of Shares on issue (for example, if a Relevant Entity does not participate in a Share buy-back by the Company).

(c)	If, before the expiration of 24 months from the date of this Agreement, the Subscriber is interested in acquiring more shares in the Company but would be prevented from doing so under clause 7.2(a), the Company and the Subscriber will have discussions in good faith and the Company will give consideration to increasing the Prescribed Percentage and permitting such an acquisition on the basis of such terms and timing as may be agreed at the time between the Company and the Subscriber.

(d)	If the Company proposes to issue any Shares or securities convertible into Shares before or after the expiration of 24 months from the date of this Agreement by way

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of a placement (Further Placement) and, at that time, the Relevant Entities hold in aggregate full legal and beneficial interests in at least 7.5% of all Shares then on issue, then, except to the extent that the Board considers its fiduciary or statutory duties require otherwise, the Company and the Subscriber will have discussions in good faith and the Company will give consideration to the Subscriber or one or more of its Related Bodies Corporate participating in that Further Placement (on the same terms and conditions as any other participant in the Further Placement and otherwise subject to the ASX Listing Rules and Australian law) in such a manner as to prevent the Subscriber’s Voting Power in the Company from being diluted as a result of the Further Placement.

7.3	Restriction on Disposal of Shares

(a)	Subject to clauses 7.3(c) and 7.4, each of the Subscriber and Holdco must not, and must procure that its Subsidiaries do not, Dispose of any Subscription Shares at any time before the expiration of 24 months from the date of this Agreement without the prior written approval of the Company and, if such approval is granted, only to the extent of such approval.

(b)	If the Subscriber wishes to Dispose of any Subscription Shares before the expiration of 24 months from the date of this Agreement but would be prevented from doing so under clause 7.3(a), the Subscriber and the Company will have discussions in good faith and the Company will give consideration to permitting such a Disposal on the basis of such terms and timing as may be agreed at the time between the Company and the Subscriber.

(c)	Clause 7.3(a) does not restrict a Disposal occurring at least 12 months after the date of this Agreement, where such Disposal:

(i)	involves the grant of a Security Interest in respect of the Subscription Shares in connection with any financing arrangement entered into by the Subscriber or any of its Related Bodies Corporate, provided that the provider of that financing arrangement does so, and obtains the Security Interest, in the ordinary course of its financial services business and not pursuant to, or part of, any transaction or proposal for a person to acquire a Relevant Interest in 20% or more of all Shares then on issue or of the total number of any other Company Securities; or

(ii)	is made to a Related Body Corporate of the Subscriber, provided that clause 7.3(d) (to the extent applicable) is first complied with.

(d)	Prior to the Subscriber, Holdco or any of their respective Subsidiaries Disposing of any Subscription Shares, whether before or after the expiration of 24 months from the date of this Agreement, to a Related Body Corporate of the Subscriber that is not a Subsidiary of the Subscriber (the Transferee), the Transferee and any Related Body Corporate of the Transferee specified by the Company (acting reasonably) must execute a deed with the Company and Holdco agreeing to be bound by the obligations imposed on the Subscriber and Holdco (as applicable) in this Agreement. The Subscriber and Holdco will remain liable to the Company for any subsequent breach of this Agreement by the Transferee.

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(e)	Holdco shall procure that if any Subsidiary of Holdco that holds Subscription Shares ceases to be a Subsidiary of Holdco, prior to that entity ceasing to be a Subsidiary of Holdco the entity transfers its Subscription Shares to Holdco or another Subsidiary of Holdco.

7.4	Permitted Disposals of Shares

The Subscriber, Holdco and each of their respective Subsidiaries may Dispose of all or any of the Subscription Shares at any time pursuant to:

(a)	the acceptance of an offer made in connection with a takeover bid for all issued Shares where that bid is made after a third party (not being a Relevant Entity or an Associate of a Relevant Entity) has made a takeover bid and:

(i)	the third party has acquired a Relevant Interest in more than 50% of all Shares; or

(ii)	a majority of the Board has recommended that the third party’s bid be accepted;

(b)	a scheme of arrangement under Part 5.1 of the Corporations Act between the Company and its members (and, for the avoidance of doubt, Relevant Entities and their Associates are not precluded from voting at a meeting to approve such scheme of arrangement); or

(c)	a buy-back of Shares by the Company.

7.5	Remedies

If the Subscriber or Holdco contravenes any provision of this clause 7, the Company may take any action lawfully available to it to remedy that contravention.

7.7	Exception for CITIC Securities Company Limited

Clause 7.2(a) shall not apply to increases in Voting Power or aggregate economic interests in, or exposure to, the Company arising solely as a result of action undertaken by CITIC Securities Company Limited (of CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing 100125, China) or any of its Subsidiaries:

(a)	in the ordinary course of its business of providing financial or securities services; and

(b)	not pursuant to, or part of, any transaction or proposal for a person to acquire a Relevant Interest in 20% or more of all Shares then on issue or of the total number of any other Company Securities; and

(c)	not undertaken on behalf of a Relevant Entity or an Associate of a Relevant Entity.

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8.	Board Representation

(a)	The Company will procure that, by no later than 15 March 2013, the Board appoints one nominee of the Subscriber as a director to fill one of the existing casual vacancies on the Board.

(b)	The Company will use best endeavours to procure that the Board supports, and seeks shareholder approval for, the election of the nominee referred to in paragraph (a) to the Board at the first general meeting of the Company convened after the appointment of that nominee to the Board (subject to compliance by the directors of the Company with their statutory and fiduciary duties).

(c)	Any nominee elected by shareholders will be subject to re-election as required by the Listing Rules or the constitution of the Company, but the Company will use best endeavours to procure that the Board supports, and seeks shareholder approval to, any such re-election subject to:

(i)	the Relevant Entities continuing to hold in aggregate full legal and beneficial interests in at least 7.5% of all Shares then on issue; and

(ii)	compliance by the directors of the Company with their statutory and fiduciary duties.

(d)	If the Relevant Entities cease to hold in aggregate full legal and beneficial interests in at least:

(i)	10% of all Shares then on issue – the Company, Holdco and the Subscriber will have discussions in good faith for the purposes of determining whether Holdco and the Subscriber wish to remain a medium to long term investor in the Company and accordingly, whether it is appropriate for the Subscriber and/or Holdco to continue to have a nominee appointed to the Board; and

(ii)	7.5% of all Shares on issue, and that continues for a period of at least six weeks – Holdco and the Subscriber must use best endeavours to procure that any nominee of the Subscriber and/or Holdco that has been appointed as a director of the Company resigns from that position as soon as is practicable.

9.	Termination

9.1	Termination by the Subscriber and Holdco

The Subscriber and Holdco may jointly (but not severally) terminate their obligations under this Agreement (but only to the extent that such obligations have not been performed as at the date of termination) at any time prior to the issue of any Subscription Shares by notice to the Company if:

(a)	any of the representations and warranties made by the Company in the Schedule is not true and correct or is misleading in any material respect as at the date of this Agreement or immediately prior to the issue of the Subscription Shares;

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(b)	an Insolvency Event occurs in relation to the Company or any of its Related Bodies Corporate;

(c)	an Insolvency Event occurs in relation to any of the entities of the AWAC Joint Venture that are material to the business and operations of the AWAC Joint Venture;

(d)	the AWAC Joint Venture is dissolved, or the relevant parties issue a valid notice or otherwise initiate formal steps in accordance with the AWAC Joint Venture Agreement to terminate or dissolve the AWAC Joint Venture;

(e)	the Company is in material breach of the AWAC Joint Venture Agreement; or

(f)	the Company is prohibited from proceeding with the issue of the Subscription Shares by order from ASIC or any other Australian and United States regulatory body or Australian or United States court order.

9.2	Termination by the Company

The Company may terminate its obligations under this Agreement (but only to the extent not yet performed) at any time prior to the issue of any Subscription Shares by notice to the Subscriber and Holdco if:

(a)	any of the representations and warranties made by the Subscriber or Holdco in the Schedule is not true and correct or is misleading in any material respect as at the date of this Agreement or immediately prior to the issue of the Subscription Shares;

(b)	the Company is prohibited from proceeding with the issue of any Subscription Shares by order from ASIC or any other Australian or United States regulatory body or Australian or United States court order;

(c)	an Insolvency Event occurs in relation to the Subscriber; or

(d)	the Subscriber does not pay the Subscription Amount to the Company in accordance with clause 2 at or before the Placement Settlement Time.

10.	General

10.1	Costs

Each party must bear its own costs arising out of the negotiation, preparation and execution of this Agreement.

10.2	Governing law

This Agreement is governed by the laws of Victoria, Australia. The parties submit to the non-exclusive jurisdiction of courts exercising jurisdiction there, and agree that they will not object to the venue or claim that the relevant action or proceedings have been brought in an inconvenient forum.

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10.3	Process agent

(a)	Holdco irrevocably:

(i)	nominates the Subscriber as its agent to receive service of process or other documents in any action or proceedings in the courts of Australia; and

(ii)	agrees that service on that agent or any other person appointed under paragraph (b) will be sufficient service on it.

(b)	Holdco shall ensure that its process agent remains authorised to accept service on its behalf. If the process agent ceases to have an office in the place specified, Holdco shall ensure that there is another person in Australia acceptable to the Company to receive process on its behalf and shall promptly notify the Company of the appointment of that other person.

10.4	GST

(a)	Terms used in this clause 10.4 have the same meaning as the meaning given to those terms in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) and related imposition Acts. GST Amount means in relation to a Taxable Supply the amount of GST payable on that Taxable Supply.

(b)	If GST is payable on a Taxable Supply made under, by reference to or in connection with this Agreement, the party providing the Consideration for that Taxable Supply must also pay the GST Amount as additional Consideration. No payment is required until the supplier has provided a Tax Invoice. This clause does not apply to the extent that the Consideration for the Taxable Supply is expressly stated to be GST inclusive.

(c)	Any reference in the calculation of any indemnity, reimbursement or similar amount to a cost, expense or other liability incurred by a party, must exclude the amount of any Input Tax Credit entitlement in relation to the relevant cost, expense or other liability.

(d)	This clause 10.4 will continue to apply after expiration or termination of this Agreement.

10.5	Confidentiality Deed

(a)	Subject to paragraph (b) and clause 10.6, the Subscriber agrees to abide by the obligations imposed on Holdco under the Confidentiality Deed as if it were a party to that Deed.

(b)	Holdco and the Company agree to amend the Confidentiality Deed by deleting clauses 6.2 to 6.4 and 7 of that deed.

10.6	Public announcements

(a)

Subject to paragraph (b), a party must not make any public announcement or statement concerning this Agreement or its terms or effect (or, in the case of the Company, concerning the Subscriber or Holdco) without the prior approval of the

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other parties except to the extent (and only to the extent) it is unable to do so as a result of applicable legislation or other legal requirement or under the rules or regulations of any recognised stock exchange which are applicable to the disclosure. Subject to any requirements of law and paragraph (b), the parties must use their reasonable endeavours to agree on the wording and timing of all public announcements and statements by them in connection with this Agreement and its subject matter before the relevant announcement or statement is made.

(b)	The initial public announcement by the Company to the ASX, and the initial public announcement by Holdco to the HKSX, in relation to the subject matter contemplated by this Agreement shall be substantially in the forms set out in the Annexure. It is agreed and acknowledged that, together with or subsequent to the initial public announcements, each party may disclose this Agreement in its entirety to the ASX or the HKSX (as the case may be) and/or make it available for inspection by the public in accordance with the Listing Rules and the HKSX Listing Rules (as the case may be) and that the consent of the other parties shall not be required to such disclosure.

11.	Notices

11.1	How to give a notice

A notice, consent, approval, waiver or other communication under this agreement is only effective if it is:

(a)	in writing, signed by or on behalf of the person giving it;

(b)	addressed to the person to whom it is to be given; and

(c)	either:

(i)	delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person’s address; or

(ii)	sent by fax to that person’s fax number and the machine from which it is sent produces a report that states that it was sent in full.

11.2	When a notice is given

A notice, consent approval, waiver or other communication that complies with this clause is regarded as given and received:

(a)	if it is delivered or sent by fax:

(i)	by 5pm (local time in the place of receipt) on a Business Day – on that day; or

(ii)	after 5pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day – on the next Business Day; and

(b)	if it is sent by mail – on actual receipt.

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11.3	Address for notices

A person’s address and fax number are those set out below, or as the person notifies the sender:

Company
Address:	Level 12, IBM Centre, 60 City Road, Southbank, Victoria 3006, Australia
Fax number:	+61 3 8699 2650
Attention:	Company Secretary

Holdco
Address:	Suites 3001-3006, 30/F, One Pacific Place, 88 Queensway, Hong Kong
Fax number:	+852 2815 9723
Attention:	Chief Executive Officer/Secretary

Subscriber
Address:	CITIC House, Level 7, 99 King Street, Melbourne, Victoria 3000, Australia
Fax number:	+61 3 9614 8800
Attention:	Chief Financial Officer / Company Secretary

12.	Acknowledgments

12.1	Rights personal

The Subscriber and Holdco acknowledge that the offer for the Subscriber to subscribe for the Subscription Shares is personal to the Subscriber, and the Subscriber and Holdco may not assign, transfer or otherwise deal with their rights or obligations under this Agreement without the prior written consent of the Company.

12.2	No waiver

No acquiescence, waiver or other indulgence granted by a party to any other party will in any way discharge or relieve that other party from any of its other obligations under this Agreement.

12.3	Several and not joint liability

Holdco shall not be liable to the Company or any other party for any breach of this Agreement by the Subscriber, except to the extent that this Agreement expressly imposes on Holdco an obligation to procure (or to use any endeavours to procure) that the Subscriber does or does not do any thing, whether by reference specifically to the Subscriber or by reference to the Subscriber as a Subsidiary, Related Body Corporate or Associate of Holdco, and except to the extent that any other obligation of Holdco under this Agreement to do any thing or take any action would require Holdco to procure that the Subscriber does any things or takes any action.

12.4	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will be ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That will not invalidate the remaining provisions of this Agreement nor affect the validity or enforceability of that provision in any other jurisdiction.

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12.5	Extent of obligations

If any payment under this Agreement becomes void by any statutory provision or otherwise, the obligations of the party that made the payment will be taken not to have been discharged in respect of that payment and the parties shall be restored to the rights which each respectively would have had if that payment had not been made.

12.6	Entire agreement

This Agreement and the Confidentiality Deed (as amended by this Agreement) contain the entire agreement of the parties with respect to their subject matter. They set out the only conduct relied on by the parties and supersedes all earlier conduct by the parties with respect to their subject matter.

12.7	Further assurances

Each party must do all things necessary to give full effect to this Agreement and the transactions contemplated by this Agreement.

12.8	No merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing a transaction.

12.9	Counterparts

(a)	This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

(b)	If a party executes this Agreement and provides a signed copy to the other parties (including a copy that is faxed or an original or copy in PDF format that is transmitted by email), any subsequent failure or delay in providing the other parties with an original signed counterpart shall in no way invalidate its agreement or otherwise impugn the ability of the other parties to proceed in reliance on the existence of a binding agreement.

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Subscription Agreement

Executed as an agreement.

Executed in accordance with section 127 of the Corporations Act 2001 by Alumina Limited:

/s/ GEORGE JOHN PIZZEY	/s/ JOHN BEVAN
Director Signature	Director/Secretary Signature

GEORGE JOHN PIZZEY	JOHN BEVAN
Print Name	Print Name

Executed by CITIC Resources Holdings Limited by its duly authorised signatories:

/s/ CHEN ZENG	/s/ TING HU GUO
Signature of authorised signatory	Signature of authorised signatory

CHEN ZENG	TING HU GUO
Print Name	Print Name

Executed in accordance with section 127 of the Corporations Act 2001 by CITIC Resources Australia Pty Ltd:

/s/ CHEN ZENG	/s/ TING HU GUO
Director Signature	Director/Secretary Signature

CHEN ZENG	TING HU GUO
Print Name	Print Name

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Schedule

Warranties

Part 1: By the Parties

(a)	(Status) It is a company limited by shares under the laws of the place of its incorporation.

(b)	(Capacity) It has full legal capacity and power to enter into this Agreement and to carry out the transactions contemplated by this Agreement.

(c)	(Corporate authority) It has taken all corporate action that is necessary or desirable to authorise its entry into this Agreement and its carrying out of the transactions that this Agreement contemplates.

(d)	(Authorisation) It holds each Authorisation that is necessary to:

(i)	execute this Agreement and to carry out the transactions that this Agreement contemplates;

(ii)	ensure that this Agreement is legal, valid, binding and admissible in evidence; and

(iii)	enable it to properly carry on its business,

and it is complying with any conditions to which any of these Authorisations is subject.

(e)	(Agreement effective) This Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms subject to any necessary stamping or registration.

Part 2: By the Company

(a)	(Subscription Shares) On the issue of the Subscription Shares to the Subscriber in accordance with this Agreement, full beneficial and legal title in the Subscription Shares will vest in the Subscriber.

(b)	(Share capital) There are 2,440,196,187 Shares on issue as at the date of this Agreement. There is not outstanding any right (whether present, or future and whether contingent or not) granted by the Company or any of its Related Bodies Corporate under which any person may call for the allotment or issue of any shares in the Company (including option and conversion rights, but excluding any right granted under an employee incentive scheme operated by the Company), there are no Security Interests in the Subscription Shares and there are no dividends or other distributions that have been declared or determined by the Company but not yet paid in which the Subscription Shares will not participate.

(c)	(Listing Rules) The issue of the Subscription Shares will not contravene the Listing Rules (as waived) in respect of the Company or with any provision of the Corporations Act or any other relevant Australian legislation.

(d)	(Compliance with Listing Rule 3.1) The Company is in compliance with Listing Rule 3.1, such that all information concerning the Company that a reasonable person would expect

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to have a material effect on the price or value of Shares has been disclosed to the ASX, and there is no information which has been withheld from disclosure under that rule (excluding under any one of the permitted exceptions to that rule).

(e)	(Disclosure of other material information) Any information which the Company is withholding from disclosure under one of the permitted exceptions to Listing Rule 3.1 has been disclosed to the Subscriber (or to one of its Related Bodies Corporate or Associates for the benefit of the Subscriber), and (without limiting clause 5.2(b)) there is no other information that the Company would be required to set out in a notice under section 708A(5)(e) of the Corporations Act in order to comply with section 708A(6)(e) (taking into account sections 708A(7) and (8)) of the Corporations Act and, to the best of the Company’s knowledge and belief acting in good faith, all historical information comprised in the Disclosure Material disclosed by, or on behalf of, the Company to (or for the benefit of) the Subscriber is (taking into account all other information that the Company has disclosed to the ASX or that is otherwise in the public domain) complete and accurate in all material respects and is not misleading in any material respect. To avoid doubt, no warranty is given by the Company as to the completeness, accuracy or non-misleading nature of future matters (if any) included in any information disclosed in the Disclosure Material or otherwise by, or on behalf of, the Company to (or for the benefit of) the Subscriber, including without limitation information (if any) as to future or forecast costs, prices, revenues, profits or dividends.

(f)	(Insolvency Event) No Insolvency Event has occurred or subsists in relation to the Company or any of its Related Bodies Corporate.

Part 3: By the Subscriber and Holdco

(a)	(FATA) The requisite approval of the Treasurer of Australia has been obtained for the Subscriber to acquire the Subscription Shares.

(b)	(Professional or Sophisticated Investor) The Subscriber is a Professional or Sophisticated Investor.

(c)	(Compliance with law) The Subscriber is a person to whom the offer and issue of Shares as contemplated by this Agreement can be undertaken in compliance with all applicable laws, and all relevant Chinese regulatory approvals required in order for the Subscriber to enter into and carry out the transactions contemplated by this Agreement, including those from the National Development Reform Commission and the Ministry of Finance, have been obtained and are final, unconditional, irrevocable and in full force and effect.

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Annexure

Draft Releases to the ASX and HKSX

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To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2013 – 3AWC

ALUMINA LIMITED SECURES STRATEGIC INVESTMENT OF A$452M BY CITIC

•	Strategic investment of A$452 million in Alumina by CITIC

•	Funds will be used primarily to repay bank debt

•	Vice Chairman and CEO of CITIC Resources Holdings Limited, Mr Chen Zeng, will be appointed to the Alumina Board

•	The placement has received all necessary approvals and is not subject to any conditions

Alumina Limited (“Alumina”) today announced that CITIC* will unconditionally subscribe, in aggregate, for 366,029,428 fully paid ordinary shares in Alumina, being 15% of Alumina’s current capital base, representing 13.04% of Alumina’s capital base following completion (the “Placement”). The Placement will raise approximately A$452 million based on an issue price of A$1.235 per share, which reflects a premium of approximately 3% to the closing price of Alumina shares on 13 February 2013 and a premium of 11% to the volume weighted average price of Alumina shares for the month ending 13 February 2013. The new shares issued under the Placement, which is to be completed in two tranches, today and by Monday 18 February 2013, will rank equally from allotment in all respects with existing Alumina shares.

The Placement introduces CITIC as a strategically aligned and financially strong long-term investor to the Alumina share register. The funds raised under the Placement will be applied by Alumina primarily to repay bank debt. Alumina’s net debt position will fall from approximately US$681 million currently to approximately US$216 million as a result of the Placement.

The Alumina board of directors intends to enlarge its board by appointing Mr Chen Zeng as a director. Mr Zeng is the Vice Chairman and CEO of CITIC Resources Holdings Limited, a company listed on the Hong Kong Stock Exchange. Following appointment, Mr Zeng would be subject to election at Alumina’s Annual General Meeting in May 2013.

Alumina Limited CEO, John Bevan, commented, “This secures a strategic, long-term investor at a premium to our recent share price. CITIC’s investment demonstrates their confidence in the alumina industry and their understanding of Alumina Limited’s unique position in the global market. We look forward to working with CITIC on ways to enhance the value of Alumina’s interest in the AWAC joint venture.

Alumina Limited
ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia
Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

“CITIC has a long history of investment in the metals and mining industry in Australia. CITIC’s first Australian investment was in the AWAC joint venture’s Portland Aluminium Smelter in 1986 and it now owns a 22.5% stake in the Smelter. We look forward to the industry expertise and insight into the market that Mr Zeng will bring to the Board of Alumina Limited”.

Mr Zeng commented, “CITIC is a diversified energy and natural resources investment company with existing investment in the aluminium sector, so today’s investment in Alumina is a natural progression of our strategy. The Placement provides CITIC with the opportunity to invest in one of Australia’s leading companies with a world class, global portfolio of upstream mining and refining operations in the aluminium sector.”

Subscription Agreements

Alumina and CITIC have entered into two Subscription Agreements to give effect to the Placement. A full copy of each of the two Subscription Agreements is attached to this announcement.

CITIC’s investment in Alumina via the Placement has been approved by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act 1975 (Cth), and by the National Development and Reform Commission of the People’s Republic of China and other relevant Chinese regulatory authorities.

Flagstaff Partners is acting as financial adviser to Alumina.

ANZ Corporate Advisory is acting as financial adviser to CITIC.

Shareholder Enquiries

For investor enquiries:	For media enquiries:

John Bevan	Nerida Mossop
Chief Executive Officer	Hinton and Associates
Phone: +61 3 8699 2601	Phone: +61 3 9600 1979
john.bevan@aluminalimited.com	Mobile: +61 437 361 433

Chris Thiris
Chief Financial Officer
Phone: +61 3 8699 2607
chris.thiris@aluminalimited.com

About Alumina Limited

Alumina Limited is a leading Australian company listed on the ASX and the NYSE. Its strategy is to invest world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through the 40% ownership of Alcoa World Alumina & Chemicals (AWAC), the world’s largest alumina business. Our partner, Alcoa, owns the remaining 60% of AWAC and is the manager.

About CITIC

CITIC Group Corporation is a state-owned enterprise established in 1979 with the approval of the State Council of the People’s Republic of China and a large multinational conglomerate based in China. It has a full range of financial businesses, including banking, securities, insurance, trust, fund management, asset management and futures. It also has extensive interests in a number of other industries including real estate and regional development, project contracting, infrastructure, resources and energy, machinery manufacturing, IT and high-tech industries. CITIC Limited, a wholly-owned subsidiary of CITIC Group Corporation, was established on 27 December 2011 to hold most of CITIC’s operating assets.

CITIC Group Corporation indirectly holds approximately 59% of CITIC Resources Holdings Limited, a company listed on the Hong Kong Stock Exchange with a market capitalisation of approximately A$1.2bn (HK$9.3bn).

*The subscribers are CITIC Resources Australia Pty Ltd, an indirect wholly-owned subsidiary of CITIC Resources Holdings Limited, and Bestbuy Overseas Co., Ltd, an indirect wholly-owned subsidiary of CITIC Limited.

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to, or for the account or benefit of, any “U.S. person” (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”)) (“U.S. Persons”). The securities to be issued in the Placement and the Entitlement Offer have not and will not be registered under the U.S. Securities Act. Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons unless the securities have been registered under the U.S. Securities Act or in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act.

Important information

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011.

/s/ Stephen Foster
Stephen Foster
Company Secretary

14 February 2013

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE TRANSACTION

SUBSCRIPTION FOR SHARES IN ALUMINA LIMITED

Subscription for Alumina Shares

CRA, an indirect wholly-owned subsidiary of the Company, has agreed to subscribe for 219,617,657 Alumina Shares for an aggregate Subscription Price of A$271,227,806.40 (HK$2,196,945,231.84).

Listing Rules Implications

The Subscription constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules and is subject to the reporting and announcement requirements under the Listing Rules.

INTRODUCTION

CRA, an indirect wholly-owned subsidiary of the Company, has entered into the Subscription Agreement pursuant to which CRA has agreed to subscribe for, and Alumina has agreed to issue to CRA, 219,617,657 Alumina Shares for an aggregate Subscription Price of A$271,227,806.40 (HK$2,196,945,231.84). The Subscription Shares shall represent 7.826% of all Alumina Shares in issue following Completion.

Alumina is a leading Australian company listed on the ASX and the NYSE. Its strategy is to invest world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through its 40% ownership of AWAC, the world’s largest alumina producer.

1

DETAILS OF THE SUBSCRIPTION

Date of the Subscription Agreement

14 February 2013

Parties to the Subscription Agreement

(1)	CRA

(2)	the Company

(3)	Alumina

To the best of the Director’s knowledge, information and belief and having made all reasonable enquiry, Alumina and its ultimate beneficial owners are third parties independent of the Company and connected persons of the Company.

Subscription Shares

CRA has agreed to subscribe for 219,617,657 Alumina Shares.

Following Completion, the Subscription Shares shall represent 7.826% of all Alumina Shares in issue and rank equally in all respects with all other Alumina Shares in issue.

Subscription Price

The aggregate Subscription Price for the Subscription Shares is A$271,227,806.40 (HK$2,196,945,231.84), payable by CRA in cash at Completion. The aggregate Subscription Price will be financed by CRA from internal resources.

The Subscription Price represents:

(i)	a premium of 2.9% to the closing price of A$1.200 (HK$9.720) per Alumina Share as quoted on the ASX on the Last ASX Trading Day;

(ii)	a premium of 7.3% to the average closing price of A$1.151 (HK$9.323) per Alumina Share as quoted on the ASX for the five trading days immediately prior to and including the Last ASX Trading Day; and

(iii)	a premium of 8.7% to the average closing price of A$1.136 (HK$9.202) per Alumina Share as quoted on the ASX for the ten trading days immediately prior to and including the Last ASX Trading Day.

The Subscription Price was agreed following arm’s length negotiations between CRA and Alumina and determined by reference to, among other things, the recent market prices of Alumina Shares traded on the ASX.

Each of CRA, the Company and Alumina will bear its own costs and expenses incurred in respect of the Subscription.

2

Completion Date of the Subscription

Completion shall take place on 14 February 2013.

Director Nomination Right

CRA has the right to nominate one director to the Alumina Board so long as the aggregate shareholding in Alumina of the Relevant Entities is not less than 7.5% of all Alumina Shares in issue and the nominee shall be subject to election and re-election by Alumina shareholders in accordance with the ASX Listing Rules. Following Completion, CRA shall hold 7.826% of all Alumina Shares in issue and together with CITIC Group (upon completion of the subscription by its wholly-owned subsidiary for 146,411,771 Alumina Shares representing 5.217% of all Alumina Shares in issue) shall hold 13.043% of all Alumina Shares in issue.

Lock-up

Subject to certain limited exceptions, CRA may not dispose of any of the Subscription Shares during the period of 24 months following the date of the Subscription Agreement without the prior written consent of Alumina.

Restrictions on the Acquisition of Additional Alumina Shares

Subject to certain limited exceptions, CRA and the Company shall not (and shall procure that its subsidiaries do not, shall use best endeavours to procure that its other Related Bodies Corporate do not and shall use reasonable endeavours to procure that its other Associates do not) without the prior written consent of Alumina acquire any additional Alumina Shares or any interests in Alumina Shares:

(A)	during the period of 24 months following the date of the Subscription Agreement, if it would result in (i) the Relevant Entities being able to exercise more than 15% of the voting rights of Alumina; or (ii) the Relevant Entities and their respective Associates having economic interests in, or exposure to, Alumina Shares representing more than 15% of all Alumina Shares in issue; and

(B)	at any time after the expiry of the period of 24 months following the date of the Subscription Agreement, if it would result in (i) the Relevant Entities being able to exercise more than 19.99% of the voting rights of Alumina; or (ii) the Relevant Entities and their respective Associates having economic interests in, or exposure to, Alumina Shares representing more than 19.99% of all Alumina Shares in issue.

Further Placement

If Alumina proposes to undertake a Further Placement and the aggregate number of Alumina Shares held by the Relevant Entities is not less than 7.5% of all Alumina Shares in issue, then, except to the extent that the Alumina Board considers its fiduciary or statutory duties require otherwise, Alumina and CRA shall have discussions in good faith and Alumina shall give consideration to CRA or one or more of its Related Bodies Corporate participating in that Further Placement (on the same terms and conditions as any other participant in the Further Placement and otherwise subject to the ASX Listing Rules and Australian law) in such a manner as to prevent CRA’s voting power in Alumina from being diluted as a result of the Further Placement.

3

REASONS FOR THE SUBSCRIPTION

The Company is a diversified energy and natural resources investment holding company and has existing investments in the aluminium sector through its 22.5% interest in the Portland Aluminium Smelter joint venture. The Board regards aluminium as a key strategic commodity and Alumina has significant interests in key assets in bauxite mining, alumina refining and selected aluminium smelting operations through its 40% ownership of AWAC, the world’s largest alumina producer.

The Board believes that the Subscription provides the Group with the opportunity to invest in one of Australia’s leading companies with a world-class global portfolio of upstream mining and refining operations in the aluminium sector. The investment in Alumina is in line with the Company’s strategy of investing in upstream resources assets.

The Directors (including the independent non-executive Directors) believe the terms and conditions of the Subscription are fair and reasonable and in the interests of the Company and Shareholders as a whole.

INFORMATION ON THE COMPANY

The Company is the listed natural resources flagship of CITIC Group and an integrated provider of strategic natural resources and key commodities.

Through its subsidiaries and associates, the Company has interests in oil, coal mining, import and export of commodities, aluminium smelting and manganese mining and processing.

INFORMATION ON ALUMINA

Alumina is a leading Australian company listed on the ASX and the NYSE. Its strategy is to invest world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through its 40% ownership of AWAC, the world’s largest alumina producer. Alcoa owns the remaining 60% of AWAC.

AWAC is an unincorporated joint venture between Alumina and Alcoa. Day-to-day management of AWAC’s global network of mining, refining and smelting interests rests with Alcoa. Alumina contributes to strategy and other key decisions through the Strategic Council, AWAC’s governing body.

The audited consolidated profit of Alumina (both before and after tax and extraordinary items) for the two financial years immediately preceding the date of the Subscription Agreement are set out below:

	Year ended 31 December
	2011		2010
	US$ million	equivalent to HK$ million	US$ million	equivalent to HK$ million

Profit before tax and extraordinary items	127.6	995.3	34.6	269.9
Profit after tax and extraordinary items	126.6	987.5	34.6	269.9

The unaudited consolidated profit/(loss) of Alumina (both before and after tax and extraordinary items) for the six months ended 30 June 2011 and 2012 are set out below:

	Six months ended 30 June
	2012		2011
	US$ million	equivalent to HK$ million	US$ million	equivalent to HK$ million

Profit/(loss) before tax and extraordinary items	(14.2)	(110.8)	58.9	459.4
Profit/(loss) after tax and extraordinary items	(14.6)	(113.9)	58.9	459.4

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The audited consolidated total assets of Alumina as at 31 December 2011 and 2010 were US$3,350.4 million (HK$26,133.1 million) and US$3,542.5 million (HK$27,631.5 million) respectively and the unaudited consolidated total assets as at 30 June 2012 were US$3,294.4 million (HK$25,696.3 million).

The audited consolidated net assets of Alumina as at 31 December 2011 and 2010 were US$2,854.0 million (HK$22,261.2 million) and US$3,071.5 million (HK$23,957.7 million) respectively and the unaudited consolidated net assets as at 30 June 2012 were US$2,645.0 million (HK$20,631.0 million).

LISTING RULES IMPLICATIONS

The Subscription constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules and is subject to the reporting and announcement requirements under the Listing Rules.

DEFINITIONS

For the purpose of this announcement, the following words and expressions shall have the following meanings:

“Alcoa”	Alcoa Inc., a company incorporated in Pennsylvania, the United States of America and whose shares are listed on the NYSE and the ASX

“Alumina”	Alumina Limited, a company incorporated in Australia with limited liability and whose shares are listed on the ASX and the NYSE

“Alumina Board”	the board of directors of Alumina

“Alumina Shares”	ordinary shares in the share capital of Alumina

“Associate”	an associate within the meaning ascribed to it in sections 12 to 17 of the Corporations Act

“ASX”	ASX Limited (ABN 98 008 624 691) and, where the context requires, its Related Bodies Corporate, or the financial market known as “ASX” operated by ASX Limited

“ASX Listing Rules”	the listing rules of the ASX (including the ASX Settlement Operating Rules, the ASX Operating Rules and the ASX Clear Operating Rules) as waived or modified by the ASX

“AWAC”	Alcoa World Alumina and Chemicals joint venture

“Board”	the board of Directors

“CITIC Group”	(CITIC Group Corporation), a wholly state-owned company incorporated in the People’s Republic of China

“Company”	CITIC Resources Holdings Limited, a company incorporated in Bermuda with limited liability and whose Shares are listed on the Main Board of the Stock Exchange

5

“Completion”	completion of the Subscription

“connected person”	has the meaning ascribed to it in the Listing Rules

“Corporations Act”	the Australian Corporations Act 2001 (Cth)

“CRA”	CITIC Resources Australia Pty Limited, a company incorporated in the State of Victoria, Australia with limited liability and an indirect wholly-owned subsidiary of the Company

“Directors”	the directors of the Company

“Further Placement”	the issue of new Alumina Shares or securities convertible into Alumina Shares by way of a placement by Alumina during the period of 24 months following the date of the Subscription Agreement

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Last ASX Trading Day”	13 February 2013, being the last trading day on the ASX immediately before the date the Subscription Agreement was entered into

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“NYSE”	the New York Stock Exchange

“Related Bodies Corporate”	has the meaning ascribed to it in the Corporations Act

“Relevant Entities”	CRA, CITIC Group and their Related Bodies Corporate

“Shareholders”	holders of ordinary shares of HK$0.05 each in the share capital of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscription”	the subscription for the Subscription Shares by CRA pursuant to the Subscription Agreement

“Subscription Agreement”	the subscription agreement dated 14 February 2013 between CRA, the Company and Alumina relating to the subscription for the Subscription Shares by CRA

“Subscription Price”	the price of A$1.235 (HK$10.004) per Subscription Share

“Subscription Shares”	219,617,657 Alumina Shares to be subscribed for by CRA pursuant to the Subscription Agreement

“A$”	Australian dollars, the lawful currency of Australia

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

6

“US$”	United States dollars, the lawful currency of the United States of America

“%”	per cent.

In this announcement, amounts in A$ and US$ have been converted into HK$ or vice-versa at the rates of A$1 = HK$8.1 and US$1 = HK$7.8 respectively for illustration purposes only. No representation is made that any amounts in A$, HK$ or US$ have been or could have been or can be converted at the aforementioned rates or at any other rate or at all.

By Order of the Board
CITIC Resources Holdings Limited
Zeng Chen
Vice Chairman and Chief Executive Officer

Hong Kong, 14 February 2013

As at the date hereof, the executive directors of the Company are Mr. Zeng Chen; Mr. Guo Tinghu and Ms. Li So Mui, the non-executive directors are Mr. Ju Weimin; Mr. Qiu Yiyong; Mr. Tian Yuchuan; Mr. Wong Kim Yin and Mr. Zhang Jijing, and the independent non-executive directors are Mr. Fan Ren Da, Anthony; Mr. Gao Pei Ji; Mr. Hu Weiping and Mr. Ngai Man.

7